
07052152



MONARCH
CASINO & RESORT, INC.

ANNUAL REPORT 2006

Atlantis Casino Resort Spa • Reno


Casino

The grandeur of the Atlantis exterior set to the background of the Sierra Nevada is a sight to behold.



Beautiful enclosed glass pool affords spaciousness with luxury.



Beautifully decorated penthouse suites with exclusive amenities and views.



VIP check-in lounge with full service bar for our special guests.

MONARCH CASINO & RESORT, INC.

Company Highlights

FINANCIAL INFORMATION (Dollars in thousands, except per share amounts)	2006	2005	2004	2003	2002
Casino Revenues	**$103,333**	$94,501	$84,132	$74,956	$70,773
Net Revenues	**151,969**	139,785	129,457	115,951	111,038
EBITDA[1][2]	**42,051**	41,448	35,902	28,007	27,516
Income from Operations[2]	**33,492**	33,069	26,274	17,209	17,196
Net Income[3]	**22,080**	21,035	16,526	9,606	8,603
Per Share					
Net Income Diluted[4]	**$1.15**	$1.10	$0.88	$0.51	$0.45
Weighted Average Common Shares Outstanding-Diluted	**19,275**	19,094	18,815	18,825	19,042
Total Assets	**$138,381**	$117,670	$118,339	$115,877	$117,480
Long-Term Debt	–	8,100	32,400	41,125	52,000
Stockholders' Equity	**115,646**	87,559	65,763	48,723	40,301

[1]EBITDA consists of income from operations plus depreciation and amortization. [2]The 2006 amount includes $3.3 million of stock option expense as required by SFAS 123(R). No similiar expense is reflected in the financial statements for periods prior to 2006. [3]The 2006 amount includes $2.1 million, after tax, of stock option expense. [4]The 2006 amount includes 11 cents of stock option expense.


NET REVENUES
(in thousands)
$151,969
$139,785
$129,457
$115,951
$111,038
2006
2005
2004
2003
2002
EBITDA(1)
(in thousands)
$42,051(2)
$41,448
$35,902
$28,007
$27,516
2006
2005
2004
2003
2002
NET INCOME
(in thousands)
$22,080(3)
$21,035
$16,526
$9,606
$8,603
2006
2005
2004
2003
2002

TABLE OF CONTENTS

TO OUR STOCKHOLDERS:

2006 presented another record year for our Company. Our net revenue and resultant profit was the highest for any year in our Company's history. This performance is especially noteworthy considering that the 2005 results represented the Company's all-time high before 2006. I believe our success is due to the Atlantis Casino Resort Spa's optimal location, impressive facility and the consistent excellence of products and services that our team delivers.

While we are pleased with our 2006 performance, we are even more excited about the opportunities that lie ahead for continuing improvement. Our back-to-back record-breaking results confirm in my mind that the Atlantis team and facility are ripe for the current phase of expansion.

Upon completion, which we expect to occur in the second quarter of 2008, the Atlantis expansion will provide a host of new entertainment opportunities. Atlantis guests will have additional dining options at our New York-style deli restaurant; we will unveil our new, state of the art, race and sports book; the Atlantis spa and fitness center will be redesigned and enlarged, as will be our ballrooms, convention amenities and poker room; and gaming opportunities will increase with a 20% expansion of the casino floor. We also plan to add a skybridge to connect the Atlantis directly to the adjacent Reno-Sparks Convention Center allowing convention guests to walk conveniently between the two facilities.

While public focus may be on the current expansion of the Atlantis facilities, our corporate vision for growth opportunities extends far beyond. Our balance sheet, among the strongest in our industry, affords us the financial flexibility to undertake new development on our current land holdings, and also positions us to acquire existing casino operations should the right opportunities surface.
We have begun master planning for the mixed-use development of the approximate 30 acres we own, including the current Atlantis site, and we will continue our search for acquisition opportunities in and beyond the Reno market.

This is a very exciting time for our Company. I look forward to seeing you at our Annual Stockholders Meeting on May 22, 2007 at 10 a.m.

JOHN FARAHI
Co-chairman & CEO
April 5, 2007

OUR BUSINESS

Monarch Casino & Resort, Inc. (the "Company" or "we"), through its wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), owns and operates the tropically-themed Atlantis Casino Resort Spa, a hotel/casino facility in Reno, Nevada (the "Atlantis"). Unless otherwise indicated, "Monarch" or the "Company" refers to Monarch Casino & Resort, Inc. and its Golden Road subsidiary. Monarch was incorporated in 1993 under Nevada law for the purpose of acquiring all of the stock of Golden Road. The principal asset of Monarch is the stock of Golden Road, which holds all of the assets of the Atlantis. Our principal executive offices are located at 3800 S. Virginia Street; Reno, Nevada 89502; telephone (775) 335-4600.

AVAILABLE INFORMATION

Our website address is www.monarchcasino.com. We make available free of charge on or through our internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

THE ATLANTIS CASINO RESORT SPA

Through our Golden Road subsidiary, we own and operate the tropically-themed Atlantis Casino Resort Spa, which is located approximately three miles south of downtown in the generally more affluent and rapidly growing south area of Reno, Nevada. The Atlantis features approximately 51,000 square feet of casino space interspersed with waterfalls, giant artificial palm trees, thatched-roof huts, and other tropical decor; a hotel and a motor lodge with 975 guest rooms; nine food outlets; an enclosed year-round pool with waterfall; an outdoor pool; a health spa; two retail outlets offering clothing and traditional gift shop merchandise; a full service salon for men and women; an 8,000 square-foot family entertainment center; and approximately 25,000 square feet of banquet, convention and meeting room space.

The Reno-Sparks Convention Center is located across the street from the Atlantis, the only hotel-casino within easy walking distance. The Reno-Sparks Convention Center offers approximately 570,000 square feet of exhibition, meeting room, ballroom, and lobby space.

ATLANTIS CASINO

The Atlantis Casino offers approximately 1,450 slot and video poker machines; approximately 38 table games, including blackjack, craps, roulette and others; a sports book (which is operated by an unaffiliated party pursuant to a lease arrangement); Keno; and a poker room.

The following table summarizes the components of our casino revenues for the periods shown:

	Years ended December 31,		
	2006	2005	2004
Slot & video poker	81.9%	81.7%	79.7%
Table games	15.1%	15.5%	17.5%
Keno, poker room and sports book rent	3.0%	2.8%	2.8%

The Atlantis offers what we believe are higher than average payout rates on slot machines relative to other northern Nevada casinos and has adopted liberal rules for its blackjack games, including the use of single decks of cards at some tables. We seek to attract high-end players through high quality amenities and services and by extension of gaming credit after a careful credit history evaluation.

HOTEL AND MOTOR LODGE

The Atlantis includes three contiguous high-rise hotel towers with 826 rooms and suites, and a low-rise motor lodge with another 149 rooms, for a total of 975 guest rooms. The first of the three hotel towers, which was completed in April 1991, contains 160 rooms and suites in 13 stories. The 19-story second hotel tower was completed in September 1994 and underwent a $3.8 million complete interior renovation that was completed in March 2004. As part of the renovation, certain suites were expanded and, as a result, five regular hotel rooms were eliminated. The second hotel tower now contains 278 rooms and suites. The third tower was completed in June 1999 and contains 388 rooms and suites in 28 stories. The rooms on the top seven floors in this newest tower are nearly 20% larger than the standard guest rooms and offer key card elevator access, upscale accommodations and a private concierge service.

The Atlantis hotel rooms feature upbeat, colorful interior decorations and furnishings consistent with the Atlantis' tropical theme, as well as nine-foot ceilings (most standard hotel rooms have eight-foot ceilings), which create an open and spacious feel. The newest hotel tower features a four-story waterfall with an adjacent year-round swimming pool in a climate controlled, five-story glass enclosure, which shares an outdoor third floor pool deck with a seasonal outdoor swimming pool and year round whirlpool. A full service salon (the "Salon at Atlantis") overlooks the third floor sundeck and outdoor seasonal swimming pool and offers salon-grade products and treatments for hair, nails, skincare and body services for both men and women. A health spa is located adjacent to the swimming areas. The hotel also features glass elevators rising the full 19 and 28 stories, respectively, of the two taller hotel towers, providing panoramic views of the Reno area and the Sierra Nevada mountain range separating Nevada from California.

The 149-room motor lodge is a two-story structure located adjacent to the hotel. The motor lodge rooms, which are also decorated and furnished in a manner consistent with the Atlantis' tropical theme, are smaller than the tower hotel rooms and have standard eight-foot ceilings. We believe the motor lodge rooms appeal to value conscious travelers who still want to enjoy the experience and amenities of a first-class hotel-casino resort.

The average occupancy rate and average daily room rate at the Atlantis for the following periods were:

	Years ended December 31,		
	2006	2005	2004
Occupancy rate	93.30%	93.00%	93.60%
Average daily room rate	$69.87	$63.24	$64.16

We continually monitor and adjust hotel room rates based upon demand and other competitive factors. Our Average Daily Room Rate ("ADR") has also been impacted by rooms sold at discounted rates to select wholesale operators for tour and travel packages. The decreases in ADR and occupancy in 2005 compared to 2004 were due to fewer conventions at the adjacent Reno-Sparks Convention Center and the fact that Reno did not host a major bowling tournament in 2005. Conventions typically draw higher room rates.

RESTAURANTS AND DINING

The Atlantis has seven restaurants, one snack bar and one gourmet coffee bar, as described below.

- The 600-seat Toucan Charlie's Buffet & Grill, which offers a wide variety of standard hot food selections, salads and seafood, specialty substations featuring made-to-order items such as Mongolian barbecue, fresh Southwest and Asian specialties, meats roasted in wood-fired rotisserie ovens, two salad stations, and a wide variety of freshly made desserts.
- The 135-seat, aquatic-themed Atlantis Seafood Steakhouse gourmet restaurant.
- The 200-seat, upscale MonteVigna Italian Ristoranté, featuring a centrally located wine cellar.
- The Oyster Bar restaurant in the Sky Terrace offering fresh seafood, soups and bisques made to order.
- The Sushi Bar, also in the Sky Terrace, offering a variety of fresh raw and cooked sushi specialties, including all-you-can-eat lunch and dinner selections. Combined, the Oyster Bar and Sushi Bar can accommodate up to 139 guests.
- The 178-seat 24-hour Purple Parrot coffee shop.
- The 122-seat Cafe´ Alfresco restaurant serving pizzas prepared in a wood-fired, brick oven and a variety of gelato deserts.
- A gourmet coffee bar, offering specialty coffee drinks, pastries and desserts made fresh daily in the Atlantis bakery.
- A snack bar and soda fountain serving ice cream and arcade-style refreshments.

THE SKY TERRACE

The Sky Terrace is a unique structure with a diamond-shaped, blue glass body suspended approximately 55 feet above street level and spanning 160 feet across South Virginia Street. The Sky Terrace connects the Atlantis with additional parking on a 16-acre site owned by us across South Virginia Street from the Atlantis. The structure rests at each end on two 100-foot tall Grecian columns with no intermediate support pillars. The tropically-themed interior of the Sky Terrace contains the Oyster Bar, a video poker bar, banks of slot machines, a lounge area with oversized leather sofas and chairs and the Sushi Bar.

Operations at the Atlantis are conducted 24 hours a day, every day of the year. The Atlantis' business is moderately seasonal in nature, with higher revenues during the summer months and lower revenues during the winter months.

ATLANTIS IMPROVEMENTS

We have continuously invested in upgrading the Atlantis. Our capital expenditures at the Atlantis were $5.8 million in 2006, $6.1 million in 2005 and $9.7 million in 2004. A summary of capital expenditures for the last three years is as follows (in millions):

	Years ended December 31,		
	2006	2005	2004
Cash acquisitions of property and equipment	$5.8	$6.1	$9.1
Financed purchases of property and equipment	-	-	0.6
Total capital expenditures	$5.8	$6.1	$9.7

During 2006, capital expenditures primarily consisted of acquisition of gaming and computer equipment, the installation of a casino high-definition video display system, renovation of our Java Coast Gourmet Coffee and pastry bar, initial design and planning expenditures associated with our Atlantis expansion and ongoing property public area renovations and upgrades. During 2005, capital expenditures primarily consisted of the replacement of and upgrade to our ventilation and cooling system, acquisition of gaming and computer systems equipment, and continued renovations to the facility. During 2004, capital expenditures consisted primarily of renovations to our second tower hotel rooms and suites, the installation of a new slot player tracking system, $1.35 million in leased driveway improvements and continued acquisitions of and upgrades to gaming equipment.

In 2004, we constructed a driveway that is being shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center (the "Shopping Center") that is owned and controlled by affiliates of our chief executive officer and our president. A new traffic signal was erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, we are leasing a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000, subject to increase every 60 months based on the consumer price index. We also use part of the common area of the Shopping Center and pay our proportional share of the common area expense of the Shopping Center. We have the option to renew the lease for 3 five-year terms, and at the end of the extension period, we have the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI Appraisal. We use the leased space for pedestrian and vehicle access to the Atlantis, and we have use of a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; we were responsible for two thirds of the total cost, or $1.35 million. The project was completed, the driveway was put into use and we began paying rent on September 30, 2004. The cost of the new driveway is being depreciated over the initial 15-year lease term; some components of the new driveway are being depreciated over a shorter period of time (see "Property and Equipment" in Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies"). We remain committed to implementing renovations and upgrades and will consider all capital expenditure projects proposed by our executive officers and key employees.

CURRENT EXPANSION

We expect to begin construction in the second quarter of 2007 on the next expansion phase of the Atlantis. New space to be added to the first floor casino level, the second and third floors and the basement level will total approximately 116,000 square feet. Once complete, the existing casino floor will be expanded by over 10,000 square feet, or approximately 20%. The first floor plans include a redesigned, updated and expanded race and sports book of approximately 4,000 square feet and an enlarged poker room. The plans also include a New York-style deli restaurant. The second floor expansion will create additional ballroom and convention space of approximately 27,000 square feet, doubling our existing facilities. The spa and fitness center will be remodeled and expanded to create an ultra-modern spa and fitness center facility. We also plan to add a pedestrian skywalk over Peckham Street that will connect the Reno-Sparks Convention Center directly to the Atlantis. Construction is expected to take approximately twelve months and is expected to be funded entirely out of existing cash on hand plus cash flow from operations. Excluding the cost of the skywalk, the expansion is estimated to cost approximately $50 million. Final design plans, and the resultant cost estimate, of the skywalk have not been completed.

ADDITIONAL EXPANSION POTENTIAL

LAND CURRENTLY OWNED: Our expansion potential at the current site is twofold. First, we could further expand our existing hotel and casino, thereby giving us more hotel rooms, amenities and more room for additional slot machines. Second, we could expand by developing the 16-acre parcel that we own across the street from the Atlantis. This site is connected to the Atlantis by the Sky Terrace and is currently used for parking and special events related to the Atlantis. Our 16-acre parcel meets all current Reno zoning requirements in the event we decide to build another resort casino or entertainment facility.

EFFORTS TO ACQUIRE ADDITIONAL LAND: On May 3, 2006, Monarch notified Ben Farahi, in his capacity as the manager of Maxum, LLC, the general partner of Biggest Little Investment L.P. ("BLI"), that the board of directors of Monarch wished to commence negotiations for purchasing the 18.95 acre shopping center property (the "Shopping Center") owned by BLI located adjacent to the Atlantis. On July 26, 2006, Monarch submitted a formal offer, formulated and delivered by a committee comprised of the Company's independent directors (the "Committee"), to purchase the Shopping Center. On October 16, 2006, the Committee received a letter from counsel to BLI advising the Company that BLI, through its general partner, Maxum, L.L.C., had "decided that such offer is not in the best interest of the Partnership's limited partners and, therefore, will not be entering into negotiations with Monarch." The Board of Directors continues to consider expansion alternatives.

Collectively, John Farahi, Bob Farahi and Ben Farahi, beneficially own a controlling interest in BLI through their beneficial ownership interest in Western Real Estate Investments, LLC.

MARKETING STRATEGY

Our revenues and operating income are principally dependent on the level of gaming activity at the Atlantis casino. Our predominant marketing goal is to utilize all of the Atlantis facilities to generate additional casino play. Our secondary goal is to maximize revenues from our hotel, restaurants, cocktail lounges, convention and meeting rooms and other amenities.

Our marketing efforts are directed toward three broad consumer groups: Reno area residents, leisure travelers and conventioneers. We believe the Atlantis' location outside the downtown area, near the airport and across the street from the Reno-Sparks Convention Center makes the facility appealing to all three groups.

RENO AREA RESIDENTS: The Atlantis' proximity to rapidly growing, generally more affluent, south Reno residential areas provides a significant source of middle to upper-middle income gaming customers. We market to Reno area residents (referred to from time to time as "Locals") on the basis of the Atlantis location and accessibility, convenient surface parking, gaming values, ambiance, friendly, efficient service, and quality and relative value of food and beverage offerings, entertainment and promotions.

We believe local gaming customers prefer slot and video poker machines to table games, and prefer video poker machines to reel-spinning (or electronically simulated reel-spinning) slot machines.

Accordingly, the Atlantis provides a diverse selection of video poker machines. Moreover, we believe that Reno area residents seek out and frequent casinos with higher payout rates on slot and video poker machines and more liberal rules on table games relative to other northern Nevada casinos. We believe the Atlantis offers higher than average payout rates on slot machines and we have adopted liberal rules for blackjack games, including the use of single decks of cards at some tables. We also utilize a frequent player club called "Club Paradise" to encourage Locals' repeat play at our casino. Members of Club Paradise earn points for their casino play that can be redeemed for complimentary products and services offered by the Atlantis.

LEISURE TRAVELERS: Reno is a popular gaming and vacation destination that enjoys direct freeway access to nearly all major northern California population centers and non-stop air service from most large cities in the western United States and many mid-west and southern population centers such as Chicago, Dallas and Atlanta. The principal segments of Reno's leisure traveler market are independent travelers, package tour and travel customers and high-end players. We attempt to maximize our gaming revenues and hotel occupancy through a balanced marketing approach that addresses each market segment.

Independent travelers make reservations directly with hotels of their choice or through independent travel agents. We believe this market segment is largely comprised of individuals who drive and, to a lesser extent, fly to Reno primarily northern California and the Pacific Northwest. We strive to attract the middle to upper-middle income strata of this consumer segment through advertising and direct marketing in select regions. This segment represents a significant portion of the Atlantis' customers, especially those visiting on weekends.

The package tour and travel segment consists of visitors who utilize travel packages offered by wholesale operators. We market to this segment through relationships with select wholesalers, primarily to generate customer visits and supplement mid-week occupancy.

We welcome direct on-line reservations on the Atlantis' website www.atlantiscasino.com and are also featured on major package tour and travel websites.

We market to high-end players selectively through direct sales. We utilize complimentary rooms, food and beverage, special events and the extension of gaming credit to attract high-end players.

CONVENTIONEERS: Convention business, like package tour and travel, generates mid-week customer visits and supplements occupancy during lower-demand periods. Conventioneers also typically pay higher average room rates than non-conventioneers. We selectively seek convention and meeting groups that we believe will materially enhance the Atlantis' occupancy and daily room rates, as well as those we believe will be more likely to utilize our gaming products. As the only hotel-casino within easy walking distance of the Reno-Sparks Convention Center, the Atlantis is, in our view, uniquely positioned to capitalize on this expanding segment. We believe the Reno-Sparks Convention Center has created, and we expect will continue to create, additional customer traffic for the Atlantis from a market segment that is presently underserved in the Reno area. As described in the "CURRENT EXPANSION" section above, we plan to add a pedestrian skywalk over Peckham Street that will connect the Reno-Sparks Convention Center directly to the Atlantis.

We market to all customer segments, including conventioneers, on the basis of the location, quality and ambiance of the Atlantis facility, gaming values, friendly, efficient service, and the quality and relative value of its rooms, food and beverage offerings, entertainment and promotions.

Our frequent player club, "Club Paradise," allows our customers to be eligible to receive rewards and privileges based on the amount of their play, while allowing us to track their play through a computerized system. We use this information to determine appropriate levels of complimentary awards, and in our direct marketing efforts. We believe that Club Paradise significantly enhances our ability to build customer loyalty and generate repeat customer visits.

COMPETITION

Competition in the Reno area gaming market is intense. Based on information obtained from the December 31, 2006 Gaming Revenue Report published by the Nevada State Gaming Control Board, there are approximately 13 casinos in the Reno area which generate more than $12.0 million each in annual gaming revenues.

We believe that the Atlantis' competition for Locals comes primarily from other large-scale casinos located outside of downtown Reno that offer amenities that appeal to middle to upper-middle income customers, and secondarily with those casinos located in downtown Reno that offer similar amenities. We compete for Locals primarily on the basis of the desirability of our location, the quality and ambiance of the Atlantis facility, friendly, efficient service, the quality and relative value of its food and beverage offerings, entertainment offerings, promotions and gaming values. We believe the Atlantis' proximity to residential areas in south Reno and its abundant surface parking provide us an advantage over the casinos located in downtown Reno in attracting Locals.

Station Casinos, Inc., a casino operator operating primarily in the Las Vegas market and catering mainly to Locals ("Station"), has acquired three sites in the Reno area and has announced plans to build two casinos, one of which will be located within one mile of our Atlantis Casino Resort Spa. Station is the dominant Locals casino operator in the Las Vegas market. Should Station proceed with its plans, Station will create additional competition for us in the Locals, conventioneer and tour and travel markets and could have a material adverse impact on our business. We also believe, however, that Station's plans could contribute to the synergies of concentration for casino properties in the Reno area near the Atlantis which could draw gaming patrons away from downtown Reno and that properties in this area, including the Atlantis, could benefit.

We believe that the Atlantis' primary competition for leisure travelers comes from other large-scale casinos, including those located in downtown Reno and those located away from downtown Reno, that offer amenities that appeal to middle to upper-middle income customers. We compete for leisure travelers on the basis of the desirability of our location, the quality and ambiance of the Atlantis facility, friendly, efficient service, the quality and relative value of its rooms and food and beverage offerings, entertainment offerings, promotions and gaming values. We believe that our location away from downtown Reno is appealing to many customers who prefer to avoid the more congested downtown area; however, the Atlantis' location is a disadvantage in that it does not afford us the ability to generate walk-in traffic (except with respect to persons attending events at the Convention Center), which is a significant source of customers for some casinos located in downtown Reno.

We believe that the Atlantis' primary competition for conventioneers comes from other large-scale hotel casinos in the Reno area that actively target the convention market segment, and secondarily from other cities on the U.S. West Coast with large convention facilities and substantial hotel capacity, including Las Vegas. We compete for conventioneers based on the desirability of our location, the quality and ambiance of the Atlantis facility, meeting and banquet rooms designed to appeal to conventions and groups, friendly, efficient service, and the quality and relative value of its rooms and food and beverage offerings. We believe that the Atlantis' proximity to the Reno-Sparks Convention Center affords us a distinct competitive advantage in attracting conventioneers.

The Atlantis also competes for gaming customers with hotel casino operations located in other parts of Nevada, especially Las Vegas and Lake Tahoe, and with hotel casinos, Indian casinos, and riverboat casinos located elsewhere throughout the United States and the world. We believe that the

Atlantis also competes to a lesser extent with state-sponsored lotteries, off-track wagering, card parlors, and other forms of legalized gaming, particularly in northern California and the Pacific Northwest.

The constitutional amendment approved by California voters in 1999 allowing the expansion of Indian casinos in California has had an adverse impact on casino revenues in Nevada in general, and many analysts have continued to predict the impact will be more significant on the Reno-Lake Tahoe market. The extent of this continued impact is difficult to predict, but we believe that the impact on us will continue to be mitigated to some extent by the revenue generated from the Reno area residents and our proximity to the Reno-Sparks Convention Center. However, if other Reno area casinos continue to suffer business losses due to increased pressure from California Indian casinos, they may intensify their marketing efforts to Reno-area residents as well. However, we believe our numerous amenities, such as a wide array of restaurants, a video arcade, banquet facilities and surface parking are a key factor in our ability to attract Locals which competitor facilities will not easily be able to match without major capital expenditures.

Certain experienced Nevada gaming operators have agreements to build and manage Indian casino facilities near San Francisco, one of Reno's key feeder markets. Once these facilities receive all the required permits and are built, they could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevada mountain passes is hampered. One major facility near Sacramento has been operating since June 2003 and has been very successful, adversely impacting many hotel casinos in Reno.

We also believe that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' feeder markets, such as San Francisco or Sacramento, could have a material adverse impact on our business.

In June 2004, five California Indian tribes signed compacts with the state of California that allow the tribes to increase the number of slot machines beyond the previous limit of 2,000-per-tribe limit in exchange for higher fees from each of the five tribes. The State of California hopes to execute similar compacts with more Indian tribes.

REGULATION AND LICENSING

The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, referred to as the Nevada Act, and various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and the Reno City Council, referred to collectively as the Nevada Gaming Authorities.

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

- the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- the establishment and maintenance of responsible accounting practices and procedures;
- the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
- the prevention of cheating and fraudulent practices; and
- providing a source of state and local revenues through taxation and licensing fees.

Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations.

Golden Road, our subsidiary which operates the Atlantis, is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. We are registered by the Nevada Gaming Commission as a publicly traded , or Registered Corporation. As such, we are required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require. No person may become a stockholder of, or receive any percentage of profits from, Golden Road without first obtaining licenses and approvals from the Nevada Gaming Authorities. Golden Road and Monarch have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Golden Road or Monarch in order to determine whether that individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and key employees of Golden Road must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities of Golden Road may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. Applicants for licensing or a finding of suitability must pay all costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities also have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Golden Road or us, the companies involved would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require that we terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by us must be reported to, or approved by, the Nevada Gaming Commission.

If it were determined that we violated the Nevada Act, our gaming licenses and registrations with the Nevada Gaming Commission could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, the Nevada Gaming Commission could appoint a supervisor to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. The limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our gaming operations.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Gaming Act requires any person who acquires more than 5% of Monarch's voting securities to report the acquisition to the Nevada Gaming Commission. The Nevada Act requires that beneficial owners of more than 10% of our voting securities apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the Nevada Gaming Commission for a waiver of such finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor is not deemed to hold voting securities for investment purposes unless they were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action that the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

- voting on all matters voted on by stockholders;
- making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and
- such other activities as the Nevada Gaming Commission may determine to be consistent with such investment intent.

If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or the Chairman of the Nevada State Gaming Control Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

- pay that person any dividend or interest upon voting securities,
- allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,
- pay remuneration in any form to that person for services rendered or otherwise, or
- fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value.

The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals if, without the prior approval of the Nevada Gaming Commission, it:

- pays to the unsuitable person any dividend, interest, or any distribution;
- recognizes any voting right by such unsuitable person in connection with such securities;
- pays the unsuitable person remuneration in any form; or
- makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We are required to maintain a current stock ledger in Nevada, and the Nevada Gaming Authorities may examine the ledger at any time. If any securities are held in trust by an agent or a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act.

We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the securities or proceeds there from are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for purposes of constructing, acquiring or financing gaming facilities. Any approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Changes in our control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control (including foreclosure on the pledged shares), may not occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

- assure the financial stability of corporate gaming operators and their affiliates;
- preserve the beneficial aspects of conducting business in the corporate form; and
- promote a neutral environment for the orderly governance of corporate affairs.

We are, in certain circumstances, required to receive approval from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before we can consummate a corporate acquisition opposed by management. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to a Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

Licensee fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon either:

- a percentage of the gross revenues received;
- the number of gaming devices operated; or
- the number of table games operated.

A live entertainment tax is also paid where entertainment is furnished in connection with the selling of food or refreshments. Nevada licensees that hold a license as an operator of a slot route, a manufacturer or a distributor also pay certain fees and taxes to the State of Nevada.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons, referred to as Licensees, and who is or proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada State Gaming Control Board of their participation in foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

EMPLOYEES

As of February 19, 2007, we had approximately 1,900 employees. None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

RISK FACTORS

Our business prospects are subject to various risks and uncertainties that impact our business. You should carefully consider the following discussion of risks, and the other information provided in this annual report on Form 10-K. The risks described below are not the only ones facing us. Additional risks that are presently unknown to us or that we currently deem immaterial may also impact our business.

THE GAMING INDUSTRY IS HIGHLY COMPETITIVE AND INCREASED COMPETITION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE OPERATIONS

The gaming industry is highly competitive. As competitive pressures from California Native American casinos increase, other Reno area casinos may intensify their targeting of the Reno area resident market, which is one of our key markets. Increased competitive pressures in the local market could adversely impact our ability to continue to attract local residents to the Atlantis or require us to use more expensive and therefore less profitable promotions to compete more efficiently.

Several Native American casinos have opened in Northern California since passage of the 1999 constitutional amendment. Certain experienced Nevada gaming operators manage Indian casino facilities near Sacramento, one of Reno's key feeder markets. One major facility near Sacramento has been operating since June 2003 and has been very successful, adversely impacting many hotel casinos in Reno.

Central and Northern California gaming facilities could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevada mountain passes is hampered. This loss of California drive-in customers could adversely affect our operations.

We also believe that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key non-Reno marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on our business.

In June 2004, five California Indian tribes signed compacts with the state that allow the tribes to increase the number of slot machines beyond the previous 2,000-per-tribe limit in exchange for higher fees from each of the five tribes. The State of California has expressed interest in executing similar compacts with more Indian tribes. The resulting increase in the number of slot machines permitted in California Native American Casinos could further adversely impact Reno area casino operations and our operations.

Other states are also considering legislation that would enable the development and operation of casinos or casino-like operations.

In addition, Native American gaming facilities in California and other jurisdictions in some instances operate under regulatory requirements, less stringent than those imposed on Nevada licensed casinos, which could provide them a competitive advantage in our markets. Moreover, increases in the popularity of, and competition from, Internet and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects.

OUR LOCALS BUSINESS MAY BE ADVERSELY IMPACTED BY THE ENTRY OF STATION CASINOS IN THE RENO MARKET

Station Casinos, Inc., a casino operator operating primarily in the Las Vegas market and catering mainly to Locals ("Station"), has acquired three sites in the Reno area and has announced plans to build two casinos, one of which will be located within one mile of our Atlantis Casino Resort Spa. Station is the dominant Locals casino operator in the Las Vegas market. Should Station proceed with its plans, Station will create additional competition for us in the Locals, conventioneer and tour and travel markets and could have a material adverse impact on our business.

CONSTRUCTION RELATED DISRUPTIONS TO OUR BUSINESS COULD IMPACT OUR BUSINESS OPERATIONS THROUGHOUT THE REMAINDER OF 2007 AND IN THE FIRST HALF OF 2008

As discussed above under "Current Expansion," we intend to commence construction on a $50 million expansion to certain areas of the Atlantis in the second quarter of 2007. The expected construction period of twelve months will continue into the second quarter of 2008. During the construction period, there could be disruptions to our operations from different construction activities on the property. In addition, the presence of construction activity on our property may make it more inconvenient for our patrons to access certain locations at the Atlantis, and certain patrons may elect to patronize other Reno area casinos rather than deal with any construction-related inconveniences. As a result, our business and our results of operations may be adversely impacted during the remainder of 2007 and in the first half of 2008.

COST OVERRUNS AND DELAYS ON EXPANSION PROJECTS COULD ADVERSELY AFFECT OUR BUSINESS

We expect to begin construction in the second quarter of 2007 on the next expansion phase of the Atlantis. A variety of factors outside our control, such as weather and difficulties in obtaining permits or other regulatory approvals, as well as the performance by third party contractors, may result in increased costs or delays in construction. Cost overruns or delays in completing a project could have an adverse effect on our results of operations and cash flows.

OUR BUSINESS MAY BE ADVERSELY IMPACTED IF THE RENO ECONOMY DECLINES

We heavily market to and rely upon business from Reno area residents. In recent years, Reno has enjoyed robust business growth and has attracted a number of technology, product distribution and marketing companies. These businesses have created jobs and helped fuel residential development, including the southwest Reno metropolitan area near the Atlantis. Should there be adverse changes in the business and employment conditions in Reno, our Locals business could be adversely impacted.

OUR BUSINESS MAY BE ADVERSELY IMPACTED BY EXPANDED NATIVE AMERICAN GAMING OPERATIONS IN CALIFORNIA AND THE PACIFIC NORTHWEST

Our largest source of leisure traveler customers is California and the Pacific Northwest, including a large number who drive to Reno from the San Francisco and Sacramento metropolitan areas. Since 1999, several large-scale Native American-owned casino facilities have commenced operations in that state, some of which are located close to our key markets. The increased competition from these facilities could have a material adverse impact on our business.

OUR BUSINESS MAY BE ADVERSELY IMPACTED IF WE ARE UNABLE TO ADEQUATELY STAFF OUR OPERATIONS

The robust business growth Reno has enjoyed in recent years has increased the competition for employees. The new and growing businesses in the area have created job opportunities that at times have exceeded the area's supply of qualified employees. The unemployment rate in the Reno area has been significantly lower than the national average over the last several years and this trend is expected to continue. If we are unable to attract and retain qualified employees, or if competition for employees results in materially increased wages, our ability to maintain and grow our business could be adversely impacted.

OUR BUSINESS MAY BE ADVERSELY IMPACTED BY WEAKENED ECONOMIC CONDITIONS IN CALIFORNIA AND THE PACIFIC NORTHWEST

Because California and the Pacific Northwest are significant markets for our leisure traveler and conventioneer customers, our business may be adversely impacted in the event of weakened economic conditions in those geographical markets.

OUR BUSINESS MAY BE ADVERSELY IMPACTED BY DOMESTIC AND INTERNATIONAL EVENTS

The terrorist attacks that took place in the United States on September 11, 2001, were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility, including the ongoing conflict in Iraq, have created economic and political uncertainties that could materially adversely affect our business, results of operations and financial condition in ways we cannot predict.

AN OUTBREAK OF HIGHLY INFECTIOUS DISEASE COULD ADVERSELY AFFECT THE NUMBER OF VISITORS TO OUR FACILITIES AND DISRUPT OUR OPERATIONS,

RESULTING IN A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS

There have been recent fears concerning the spread of an "avian flu" and cruise ships have reported other highly infectious virus outbreaks. Potential future outbreaks of avian flu or other highly infectious diseases may adversely affect the number of visitors to our property and our business and prospects. Furthermore, an outbreak might disrupt our ability to adequately staff our business and could generally disrupt our operations. If any of our customers or employees is suspected of having contracted certain highly contagious diseases, we may be required to quarantine these customers or employees or the affected areas of our facilities and temporarily suspend part or all of our operations at affected facilities. Any new outbreak of such a highly infectious disease could have a material adverse effect on our financial condition, results of operations and cash flows.

FAILURE OF THE RENO-SPARKS CONVENTION CENTER TO BOOK AND ATTRACT CONVENTION BUSINESS COULD ADVERSELY IMPACT OUR BUSINESS

The Atlantis is the closest hotel-casino to the Reno-Sparks Convention Center. If the Reno-Sparks Convention Center does not succeed in booking the anticipated level of conventions, our future results of operations could be adversely impacted.

BECAUSE WE ARE CURRENTLY DEPENDENT UPON A SINGLE PROPERTY IN A SINGLE MARKET FOR ALL OF OUR CASH FLOW, WE ARE SUBJECT TO GREATER RISKS THAN A GAMING COMPANY WITH MORE OPERATING PROPERTIES OR THAT OPERATES IN MORE MARKETS

We currently do not have material assets or operations other than the Atlantis. As a result, we are entirely dependent upon the Atlantis property for all of our cash flow until we develop other properties.

OUR ABILITY TO INCREASE REVENUES IS LIMITED UNTIL MATERIAL EXPANSION OF OUR OPERATIONS OCCURS

We are solely dependent on our single operation, the Atlantis. Our ability to materially increase revenues and other operating results is limited by capacity constraints at the Atlantis. While an expansion is currently underway, our ability to produce material increases in revenues is relatively limited, unless we complete a material expansion of the Atlantis, open or acquire another hotel-casino, or acquire or combine with another hotel-casino company.

OUR BUSINESS IS SUBJECT TO RESTRICTIONS AND LIMITATIONS IMPOSED BY GAMING REGULATORY AUTHORITIES THAT COULD ADVERSELY AFFECT US

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The State of Nevada and the applicable local authorities require various licenses, registrations, permits and approvals to be held by us and our subsidiary. The Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or decline to renew a license or approval to own the stock of our Nevada subsidiary for any cause deemed reasonable by such licensing authority. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiary and the persons involved, and we could be forced to forfeit a portion of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business, financial condition and results of operations.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our current gaming activities. However, gaming licenses and related approvals are deemed to be privileges under Nevada law. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended.

OUR INSURANCE COVERAGE MAY NOT BE ADEQUATE TO COVER ALL POSSIBLE LOSSES THAT OUR PROPERTY COULD SUFFER. IN ADDITION, OUR INSURANCE COSTS MAY INCREASE AND WE MAY NOT BE ABLE TO OBTAIN THE SAME INSURANCE COVERAGE IN THE FUTURE

Although we have general property insurance covering damage caused by a casualty loss (such as fire and natural disasters), each such policy has certain exclusions. In addition, our property insurance is in an amount that may be less than the expected replacement cost of rebuilding the complex if there was a total loss. Our level of insurance coverage may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of room reservations or conventions due to fear of terrorism, deterioration or corrosion, insect or animal damage and pollution, might not be covered at all under our policies. Therefore, certain acts could expose us to heavy, uninsured losses.

In addition, although we currently have insurance coverage for occurrences of terrorist acts and for certain losses that could result from these acts, our terrorism coverage is subject to the same risks and deficiencies as those described above for our general property coverage. The lack of sufficient insurance for these types of acts could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks or otherwise, which could have a significant negative impact on our operations.

In addition to the damage caused to our property by a casualty loss (such as fire, natural disasters, acts of war or terrorism), we may suffer business disruption as a result of these events or be subject to claims by third parties injured or harmed. While we carry business interruption insurance and general liability insurance, this insurance may not be adequate to cover all losses in such event.

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, it is possible that the situation in Iraq, homeland security concerns, other catastrophic events or any change in government legislation governing insurance coverage for acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future we may elect not to, or may not be able to, obtain any coverage for losses due to acts of terrorism.

Our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements, which would have a material adverse effect on our financial condition, results of operations or cash flows.

IF THE STATE OF NEVADA OR THE CITY OF RENO INCREASES GAMING TAXES AND FEES, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED

State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. If the State of Nevada or the City of Reno were to increase gaming taxes and fees, our results of operations could be adversely affected.

IF WE LOSE OUR KEY PERSONNEL, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED

We depend on the continued performances of John Farahi and Bob Farahi, our Chief Executive Officer and our President, respectively, and their management team. If we lose the services of the Farahi brothers, or our other senior Atlantis management personnel, and cannot replace such persons in a timely manner, our business could be materially adversely affected.

ADVERSE WINTER WEATHER CONDITIONS IN THE SIERRA NEVADA MOUNTAINS AND RENO-LAKE TAHOE AREA COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Adverse winter weather conditions, particularly snowfall, can deter our customers from traveling or make it difficult for them to drive to the Atlantis. Adverse winter weather would most significantly affect our drive-in customers from northern California and the Pacific Northwest. If the Reno area itself were to experience prolonged adverse winter weather conditions, our results of operations and financial condition could also be materially adversely affected.

CLAIMS HAVE BEEN BROUGHT AGAINST US AND OUR SUBSIDIARY IN VARIOUS LEGAL PROCEEDINGS, AND ADDITIONAL LEGAL AND TAX CLAIMS ARISE FROM TIME TO TIME

It is possible that our cash flows and results of operations could be affected by the resolution of legal and other claims. We believe that the ultimate disposition of current matters will not have a material impact on our financial condition or results of operations. Please see the further discussion under "Legal Proceedings" in Item 3 of this Form 10-K.

ENERGY PRICE INCREASES MAY ADVERSELY AFFECT OUR COST OF OPERATIONS AND OUR REVENUES

Our facility uses significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy or fuel have been experienced to date, substantial increases in energy and fuel prices in the United States have negatively affected and may continue to negatively affect, our operating results. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material. In addition, energy and gasoline price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at our properties, which would negatively impact revenues.

CHANGES IN REGULATIONS ON LAND USE REQUIREMENTS COULD ADVERSELY IMPACT OUR BUSINESS

A change in regulations on land use requirements with regard to development of new hotel casinos in the proximity of the Atlantis could have an adverse impact on our business, results of operations, and financial condition. A relaxation in such regulations could make it easier for competitors to enter our immediate market. A tightening of such regulations could adversely impact our future expansions opportunities.

OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY HIGH-END PLAYERS' WINNINGS

Although not the major focus of our marketing efforts, we have selectively targeted high-end players since opening our newest tower in 1999. Should one or more of these high-end players win large sums in our casino, or should a material amount of credit extended to such players not be repaid, our results of operations could be adversely impacted.

OUR PROPERTIES

Our properties consist of:

(a) An approximate 13-acre site in Reno, Nevada on which the Atlantis is situated, including the hotel towers, casino, restaurant facilities and surrounding parking.

(b) An approximately 16-acre site, adjacent to the Atlantis and connected to the Atlantis by the Sky Terrace, which includes approximately 11 acres of paved parking used for customer, employee and valet parking. The remainder of the site is undeveloped. This site is compliant with all casino zoning requirements and is suitable and available for future expansion of the Atlantis facilities, parking, or complementary resort casino and/or entertainment amenities. We have not determined the ultimate use of this site.

(c) Leased land consisting of 37,368 square-feet next door to the Atlantis serving as a driveway entrance to the Atlantis.

LEGAL PROCEEDINGS

As previously disclosed, litigation was filed against Monarch on January 27, 2006, by Kerzner International Limited (" Kerzner ") owner of the Atlantis, Paradise Island, Bahamas in the United States District Court, District of Nevada. The case number assigned to the matter is 3:06-cv-00232-ECR (RAM). The complaint seeks declaratory judgment prohibiting Monarch from using the name "Atlantis" in connection with offering casino services other than at Monarch's Atlantis Casino Resort Spa located in Reno, Nevada, and particularly prohibiting Monarch from using the "Atlantis" name in connection with offering casino services in Las Vegas, Nevada; injunctive relief enforcing the same; unspecified compensatory and punitive damages; and other relief. Monarch believes Kerzner's claims to be entirely without merit and is defending vigorously against the suit. Further, Monarch has filed a counterclaim against Kerzner seeking to enforce the license agreement granting Monarch the exclusive right to use the Atlantis name in association with lodging throughout the state of Nevada; to cancel Kerzner's registration of the Atlantis mark for casino services on the basis that the mark was fraudulently obtained by Kerzner; and to obtain declaratory relief on these issues. Litigation is in the discovery phase.

We are party to other claims that arise in the normal course of business. Management believes that the outcomes of such claims will not have a material adverse impact on our financial condition, cash flows or results of operations.

OUR COMMON STOCK

Our common stock trades on The NASDAQ Stock Market under the symbol MCRI. The following table sets forth the high and low bid prices of our common stock, as reported by The NASDAQ Stock Market, during the periods indicated. Prices prior to March 31, 2005, are adjusted to reflect a 2-for-1 stock split effective on such date.

	2006		2005	
	High	Low	High	Low
First quarter	$29.85	$22.44	$21.72	$18.95
Second quarter	$32.97	$25.14	$24.98	$16.56
Third quarter	$28.50	$17.50	$26.32	$14.82
Fourth quarter	$25.74	$19.45	$22.94	$15.50

As of March 5, 2007, there were approximately 87 holders of record of our common stock, and approximately 1,571 beneficial stockholders.

We have never paid dividends. We presently intend to retain earnings and use free cash flow to finance our operating activities, for maintenance and for expansion capital expenditures. We do not anticipate declaring cash dividends in the foreseeable future. Our bank loan agreement also contains provisions that require the achievement of certain financial ratios before we can pay or declare dividends to our stockholders. See Note 5 to the Consolidated Financial Statements.

Securities Authorized for Issuance Under Equity Compensation Plans. See "Security Ownership of Certain Beneficial Owners and Management".

On March 10, 2003, the Company announced a plan to repurchase up to 500,000 shares (adjusted for the 2 for 1 stock split effective March 31, 2005), or 2.6%, of the Company's common stock in open market transactions (the "First Plan"). During 2003, the Company purchased 360,000 shares (adjusted for the 2 for 1 stock split mentioned above) pursuant to the First Plan and made no subsequent purchases. On September 28, 2006, the Company's Board of Directors terminated the First Plan and authorized a second stock repurchase plan (the "Second Plan").

Under the Second Plan, the Board of Directors authorized a program to repurchase up to 1,000,000 shares of the Company's common stock in the open market or in privately negotiated transactions from time to time, in compliance with Rule 10b-18 of the Securities and Exchange Act of 1934, subject to market conditions, applicable legal requirements and other factors. The Second Plan does not obligate the Company to acquire any particular amount of common stock and the plan may be suspended at any time at the Company's discretion. As of December 31, 2006, the Company made no purchases pursuant to the Second Plan.

STOCK PERFORMANCE GRAPH

The following chart reflects the cumulative total return (change in stock price plus reinvested dividends) of a $100 investment in the Company's Common Stock for the five year period from January 1, 2001 through December 31, 2006, in comparison to the Standard & Poor's 500 Composite Stock Index and an industry peer group index. The comparisons are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.


Comparison of Cumulative Five Year Total Return
$700
$600
$500
$400
$300
$200
$100
$0
Monarch Casino & Resort, Inc.
S&P 500 Index
Peer Group
2001
2002
2003
2004
2005
2006

Peer Group Companies: The companies included in the peer group are as follows: Ameristar Casinos, Inc.; Boyd Gaming Corporation; Harrahs Entertainment, Inc.; Isle of Capri Casinos, Inc.; Las Vegas Sands Corporation; MGM Mirage; Nevada Gold & Casinos, Inc; Penn National Gaming, Inc.; Pinnacle Entertainment, Inc.; Riviera Holdings Corporation; Station Casinos, Inc. and Wynn Resorts LTD.

OUR SUMMARY FINANCIAL INFORMATION

	Years ended December 31, Amounts in thousands, except per share amounts								
	2006		2005		2004		2003		2002	
OPERATING RESULTS										
Casino revenues	$ 103,333		$ 94,501		$ 84,132		$ 74,956		$ 70,773	
Other revenues	72,329		67,165		65,545		59,741		57,641	
Gross revenues	175,662		161,666		149,677		134,697		128,414	
Promotional allowances	(23,693)		(21,881)		(20,220)		(18,746)		(17,376)	
Net revenues	151,969		139,785		129,457		115,951		111,038	
Income from operations	33,492	(F1)	33,069	(F2)	26,274	(F3)	17,209	(F4)	17,196	(F5)
Income before income tax	33,860		32,056		24,689		14,572		13,033	
Net income	$ 22,080		$ 21,035		$ 16,526		$ 9,606		$ 8,603	
INCOME PER SHARE OF COMMON STOCK (F6)										
Net income per share										
Basic	$ 1.16		$ 1.12		$ 0.88		$ 0.51		$ 0.46	
Diluted	$ 1.15		$ 1.10		$ 0.88		$ 0.51		$ 0.45	
Weighted average number of common shares and potential common shares outstanding										
Basic	18,990		18,849		18,756		18,759		18,916	
Diluted	19,275		19,094		18,815		18,825		19,042	
OTHER DATA										
Depreciation and amortization	$ 8,559		$ 8,379		$ 9,628		$ 10,797		$ 10,320	
Other income (expense)	$ 368		$ (1,013)		$ (1,584)		$ (2,638)		$ (3,934)	
Capital expenditures (F7)	$ 5,795		$ 6,113		$ 9,710		$ 8,406		$ 6,534	
BALANCE SHEET DATA										
Total assets	$138,381		$117,670		$118,339		$115,877		$117,480	
Current maturities of long-term debt	$ -		$ -		$ -		$ 6,060		$ 8,279	
Long-term debt, less current maturities	$ -		$ 8,100		$ 32,400		$ 41,125		$ 52,000	
Stockholders' equity (F8)	$115,646		$ 87,559		$ 65,763		$ 48,723		$ 40,301	

Footnotes to Selected Financial Data:

(F1) 2006 includes a $55 thousand loss on disposal of fixed assets

(F2) 2005 includes a $42 thousand gain on disposal of fixed assets.

(F3) 2004 includes a $173 thousand loss on disposal of fixed assets.

(F4) 2003 includes a $133 thousand gain on disposal of fixed assets.

(F5) 2002 includes a $35 thousand gain on disposal of fixed assets

(F6) Per share data and shares outstanding prior to 2005 are adjusted to reflect a 2-for-1 stock split effective March 31, 2005.

(F7) Includes amounts financed with debt or capitalized lease obligations.

(F8) We paid no dividends during the five year period ended December 31, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATIONS

Monarch Casino & Resort, Inc., through its wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), owns and operates the tropically-themed Atlantis Casino Resort Spa, a hotel/casino facility in Reno, Nevada (the "Atlantis"). Monarch was incorporated in 1993 under Nevada law for the purpose of acquiring all of the stock of Golden Road. The principal asset of Monarch is the stock of Golden Road, which holds all of the assets of the Atlantis.

Our sole operating asset, the Atlantis, is a hotel/casino resort located in Reno, Nevada. Our business strategy is to maximize the Atlantis' revenues, operating income and cash flow primarily through our casino, our food and beverage operations and our hotel operations. We capitalize on the Atlantis' location for Locals, tour and travel visitors and conventioneers by offering exceptional service, value and an appealing theme to our guests. Our hands-on management style focuses on customer service and cost efficiencies.

Unless otherwise indicated, "Monarch," "Company," "we," "our" and "us" refer to Monarch Casino & Resort, Inc. and its Golden Road subsidiary.

OPERATING RESULTS SUMMARY

During 2006, we exceeded all previously reported Company annual casino revenues, net revenues, net income and earnings per share.

Amounts in millions, except per share amounts				Percentage Increase / (Decrease)	
	2006	2005	2004	06 vs 05	05 vs 04
Casino revenues	$103.3	$ 94.5	$ 84.1	9.3%	12.3%
Food and beverage revenues	41.0	38.6	37.3	6.2%	3.3%
Hotel revenues	26.4	23.9	24.3	10.5%	(1.7)%
Other revenues	4.9	4.7	3.9	4.3%	20.5%
Net revenues	152.0	139.8	129.5	8.7%	8.0%
Sales, general and admin exp	46.3	38.1	35.0	21.5%	8.9%
Income from operations	33.5	33.1	26.3	1.2%	25.9%
Net income	22.1	21.0	16.5	5.2%	27.3%
Earnings per share - diluted	1.15	1.10	0.88	4.5%	25.0%
Operating margin	22.0%	23.7%	20.3%	(1.7) pts	3.4 pts

We attribute our improved results to our experienced management team, the superb location of the Atlantis in the more affluent and growing south part of Reno, the quality of our product that drives repeat business, our ability to attract leisure travelers, and our steadily declining interest expense resulting from overall reductions in our outstanding debt.

In 2006, our income from operations increased 1.2% over 2005, while our net income and earnings per diluted share increased 5.2% and 4.5%, respectively. Significant factors that affected our

2006 results are listed below. These items are discussed in greater detail elsewhere in our discussion of operating results and in the Liquidity and Capital Resources section.

- Net revenues in 2006 increased 8.7% over 2005 due to increases in our casino, food and beverage, hotel and other revenue segments, which increased 9.3%, 6.2%, 10.5% and 4.3%, respectively, over 2005.

- Effective January 1, 2006, we began recognizing expense related to the issuance of stock options in accordance with SFAS 123R. For the year, we recorded $3.3 million of stock options expense (pre-tax), $3.1 million of which was reported as sales, general and administrative expense with the balance reported as operating expense in the appropriate revenue center expense line consistent with the assignment of the respective employee receiving the stock options benefit. No similar expense is reflected in the financial statements for periods prior to 2006. Of the $3.3 million of stock option expense recorded in 2006, $1.2 million related to a one-time, non-cash charge related to early vesting of stock options for the company's former Co-Chairman and Chief Financial Officer who resigned in the second quarter of 2006.

- Sales, general and administrative expenses increased 21.5% over 2005 primarily driven by the stock option expense described above, increased marketing and promotional expenses, higher energy and utilities expense, higher professional fees and higher bad debt expense.

- We paid off all of our bank related debt in the first quarter of 2006 and began investing available cash in short-term, interest bearing instruments. As a result, interest expense declined in 2006 compared to 2005 by $915,000 while interest income increased by $466,000 over that same period.

CAPITAL SPENDING AND DEVELOPMENT

We seek to continuously upgrade and maintain the Atlantis in order to present a fresh product to our guests and to maintain high quality standards.

Capital expenditures at the Atlantis (including non-cash capital expenditures) totaled approximately $5.8 million, $6.1 million and $9.7 million in 2006, 2005, and 2004, respectively. During 2006, capital expenditures primarily consisted of acquisition of gaming and computer equipment, the installation of a casino high-definition video display system, renovation of our Java Coast Gourmet Coffee and pastry bar, initial design and planning expenditures associated with our Atlantis expansion and ongoing property public area renovations and upgrades. During 2005, capital expenditures consisted primarily of the replacement of and upgrade to our ventilation and cooling system, acquisition of gaming and computer systems equipment, and continued renovations to the facility. During 2004, capital expenditures consisted primarily of renovations to our second tower hotel rooms and suites, the installation of a new slot player tracking system, $1.35 million in leased driveway improvements and continued acquisitions of and upgrades to gaming equipment.

In 2004, a driveway was constructed that is being shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center that is owned and controlled by affiliates of our principal stockholders (the "Shopping Center"). As part of this project, we are leasing a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000 subject to increase every 60 months based on the consumer price index. We are also using part of the common area of the Shopping Center and pay our proportional share of the common area expense of the Shopping Center. We have the option to renew the lease for 3 five-year terms, and at the end of the extension period, we have the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI appraisal. We use the leased space for pedestrian and vehicle access to the Atlantis and we have use of a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; we were responsible for two thirds of the total cost, or $1.35 million. This project was completed, the driveway was put into use and we began paying rent on September 30, 2004. The cost of the new driveway is being depreciated over the initial 15-year lease term; some components of the new driveway are being depreciated over a shorter period of time (see "Property and Equipment" in the Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies).

Future cash needed to finance ongoing capital expenditures is expected to be available from cash on-hand and operating cash flow, the Credit Facility (see Note 5 to the Consolidated Financial Statements) and, if necessary, additional borrowings.

We expect to begin construction in the second quarter of 2007 on the next expansion phase of the Atlantis. New space to be added to the first floor casino level, the second and third floors and the basement level will total approximately 116,000 square feet. Once complete, the existing casino floor will be expanded by over 10,000 square feet, or approximately 20%. The first floor plans include a redesigned, updated and expanded race and sports book of approximately 4,000 square feet and an enlarged poker room. The plans also include a New York-style deli restaurant. The second floor expansion will create additional ballroom and convention space of approximately 27,000 square feet, doubling our existing facilities. The spa and fitness center will be remodeled and expanded to create an ultra-modern spa and fitness center facility. We are currently in negotiations to add a pedestrian skywalk over Peckham Street that will connect the Reno-Sparks Convention Center directly to the Atlantis. Upon completion of an agreement, construction is expected to take approximately twelve months and is expected to be funded entirely out of existing cash on hand plus cash flow from operations. Excluding the cost of the skywalk, the expansion is estimated to cost approximately $50 million. Final design plans, and the resultant cost estimate, of the skywalk have not been completed.

STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, expansion of Indian casinos in California, Reno-area tourism conditions, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), the regulation of the gaming industry (including actions affecting licensing), outcome of litigation, domestic or global economic conditions including those affected by the events of September 11, 2001, and the ongoing situation in Iraq, and changes in federal or state tax laws or the administration of such laws as well as other factors described in the "Risk Factors" section.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in conformity with principles generally accepted in the United States. Certain of our policies, including the estimated lives assigned to our assets, the determination of bad debt, self insurance reserves, credit risk, and the calculation of income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on historical experience, terms of existing contracts, observations of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodologies applied, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the Notes to Consolidated Financial Statements.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

Self-insurance Reserves

The Company reviews self-insurance reserves at least quarterly. The amount of reserve is determined by reviewing the actual expenditures for the previous twelve-month period and reviewing reports prepared by the third party plan administrator for any significant unpaid claims. The reserve is accrued at an amount that approximates amounts needed to pay both reported and unreported claims as of the balance sheet date, which management believes are adequate.

Inventories

Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Advertising Costs

All advertising costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements	15-40 years
Buildings	30-40 years
Building improvements	15-40 years
Furniture	5-10 years
Equipment	5-20 years

Expenditures for maintenance and repairs are expensed as incurred; expenditures for material asset improvements are generally capitalized. We periodically evaluate our fixed and other long-term assets for impairment to ensure that they are appropriately valued.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on slot participation fees, progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred income taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of bank deposits and trade receivables. We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base. We believe we are not exposed to any significant credit risk on cash and accounts receivable.

Stockholder Guarantee Fees

All of our bank debt was personally guaranteed by our three largest stockholders since the inception of our original loan agreement on December 29, 1997. Effective January 1, 2001, until February 20, 2004, we compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt amount. There were no stockholder guarantee fees during the twelve months ended December 31, 2006 and 2005. For the twelve months ended December 31, 2004, we recorded interest expense of approximately $136,000 related to these guarantee fees. The individuals who guaranteed the Original Credit Facility were not required to do so for the New Credit Facility (as defined below).

RESULTS OF OPERATIONS

2006 Compared with 2005

For the year ended December 31, 2006, we earned net income of $22.1 million, or $1.15 per diluted share, on net revenues of $152.0 million, compared to net income of $21.0 million, or $1.10 per diluted share, on net revenues of $139.8 million for the year ended December 31, 2005. Net revenue for 2006 is the highest in Company history. Income from operations totaled $33.5 million for 2006, a 1.2% increase when compared to $33.1 million for 2005. Net income for the year 2006 represents a record high for our Company. We believe the Atlantis continued to benefit in 2006 from the rapid growth occurring in the residential and commercial areas south of the Atlantis in Reno, from the increasing popularity of the Atlantis with visitors to the Reno area and from our commitment to ongoing property upgrades and renovations.

Casino revenues totaled $103.3 million in 2006, up 9.3% from $94.5 million in 2005, driven by increases in slot, table games, poker and Keno win. Revenue from slot and video poker machines ("slot machines") increased approximately 9.6% in 2006 compared to 2005. We believe that increased slot machine play was due to continued effective marketing and continuous upgrade of facilities and equipment. Table game win increased approximately 6.2% in 2006 compared to 2005 due to a higher win percentage partially offset by a decrease in drop. Keno and poker room revenues combined increased approximately 21.7% in 2006 over 2005. Keno write increased approximately 15.1% in 2006 compared to 2005 while poker revenue increased approximately 32.6% compared to 2005 due to continued effective marketing. Casino operating expenses were 33.0% of casino revenues in 2006, a slight improvement from 33.9% in 2005.

Food and beverage revenues increased 6.2% to $41.0 million in 2006 from $38.6 million in 2005, primarily due to a 5.6% increase in average revenue per cover. Food and beverage operating expenses decreased to 47.6% of food and beverage revenues in 2006 compared to 48.7% in 2005, due to increased revenue per cover partially offset by a slight increase in cost of sales per cover and higher operating expenses.

Hotel revenues totaled $26.4 million in 2006, an increase of 10.5% from $23.9 million in 2005. The increase reflects an increase in both the average daily room rate ("ADR") and occupancy rate during the twelve month period of 2006 compared to the same period in 2005. The Atlantis' ADR was $69.87 in 2006, compared to $63.24 in 2005. The average occupancy rate at the Atlantis was 93.3% in 2006 compared to 93.0% in 2005. Hotel operating expenses decreased slightly to 31.7% of hotel revenues in 2006, compared to 32.2% in 2005. This decrease in operating expenses as a percentage of hotel revenues resulted primarily from the revenue impact of the increased ADR partially offset by increased direct hotel operating expenses.

Promotional allowances increased to $23.7 million in 2006 compared to $21.9 million in 2005. As a percentage of gross revenue, both 2006 and 2005 represent 13.5%. The dollar increase is attributable to continued efforts to generate additional revenues and reflects efforts to ensure that promotional costs are directed toward gaming guests.

Other revenues increased 4.3% in 2006 to $4.9 million from $4.7 million in 2005. The overall increase was primarily driven by a 10.5% increase in gift and sundries retail shops revenue. Other operating expenses were 29.7% of other revenues in 2006, an increase from 28.6% in 2005.

Selling, general and administrative ("SG&A") expenses totaled $46.3 million, or 30.5% of net revenues, in 2006 compared to $38.1 million, or 27.2% of net revenues, in 2005 for a year over year increase of $8.2 million or 21.5%. Effective January 1, 2006, we began recognizing expense related to the issuance of stock options in accordance with SFAS 123R. For the year, we recorded $3.3 million of stock option expense (pre-tax), $3.1 million of which was reported as SG&A expense with the balance reported as operating expense in the appropriate revenue center expense line consistent with the assignment of the respective employee receiving the stock options benefit. No similar expense is reflected in the financial statements for periods prior to 2006. Of the $3.3 million of stock option expense recorded in 2006, $1.2 million related to a one-time, non-cash charge related to early vesting of stock options for the Company's former Co-Chairman and Chief Financial Officer who resigned in the second quarter of 2006. In addition to stock option expense, significant drivers of this increase in SG&A were increased marketing and promotional expense, higher energy and utilities expense, higher professional fees and higher bad debt expense.

Depreciation and amortization expense was $8.6 million in 2006, an increase of 2.4% compared to $8.4 million in 2005.

Interest expense for 2006 totaled $98,000 compared to $1,013,000 in 2005, a decrease of $915,000, as a result of the repayment of all of our bank related debt in the first quarter of 2006. In that same quarter, we began investing surplus cash in short-term, interest bearing instruments which drove an increase in interest income in 2006 compared to 2005 of $466,000.

2005 Compared with 2004

For the year ended December 31, 2005, we earned net income of $21.0 million, or $1.10 per diluted share, on net revenues of $139.8 million, compared to a net income of $16.5 million, or $0.88 per diluted share, on net revenues of $129.5 million for the year ended December 31, 2004. Our income from operations totaled $33.1 million for 2005, a 25.9% increase when compared to $26.3 million for 2004. We believe the Atlantis continued to benefit in 2005 from the rapid growth occurring in the residential and commercial areas south of the Atlantis in Reno, from the increasing popularity of the Atlantis with visitors to the Reno area and from our commitment to ongoing property upgrades and renovations.

Casino revenues totaled $94.5 million in 2005, up 12.3% from $84.1 million in 2004, driven by increases in slot, poker and Keno win, partially offset by flat revenues in table game win. Revenue from slot and video poker machines ("slot machines") increased approximately 15.2% in 2005 compared to 2004. We believe that increased slot machine play was due to continued effective marketing and continuous upgrade of facilities and equipment. Table game win decreased approximately 0.2% in 2005 compared to 2004 due to a slightly lower win percentage partially offset by an increase in drop. Keno and poker room revenues combined increased approximately 9.6% in 2005 over 2004. Keno write increased approximately 7.7% in 2005 compared to 2004 while poker revenue increased approximately 10.1% compared to 2004 due to continued effective marketing. Casino operating expenses were 33.9% of casino revenues in 2005, an improvement from 36.3% in 2004. The improved casino margin in 2005 over 2004 was due to improved win percentages, reduced payroll and benefit costs, reduced complimentary costs and reduced direct operating costs as a percentage of casino revenue resulting in more efficient operations.

Food and beverage revenues increased 3.3% to $38.6 million in 2005 from $37.3 million in 2004, primarily due to a 7.1% increase in average revenue per cover, partially offset by a 4.1% decrease in the number of covers served. Food and beverage operating expenses decreased to 48.7% of food and beverage revenues in 2005 compared to 50.5% in 2004, due to increased revenue per cover, a slight decrease in cost of sales and more efficient operations.

Hotel revenues totaled $23.9 million in 2005, a decrease of 1.7% from $24.3 million in 2004. The decrease reflects a decrease in both the average daily room rate ("ADR") and occupancy rate during the twelve month period of 2005 compared to the same period in 2004. Year 2005 revenues also included a $3.00 per occupied room energy surcharge that was also assessed during 2004. The Atlantis' ADR was $63.24 in 2005, compared to $64.16 in 2004. The average occupancy rate at the Atlantis was 93.0% in 2005 compared to 93.6% in 2004. Hotel operating expenses decreased slightly to 32.2% of hotel revenues in 2005, compared to 32.3% in 2004. The decreases in ADR and occupancy in 2005 were due to fewer conventions at the adjacent Reno-Sparks Convention Center and the fact that Reno did not host a major bowling tournament in 2005. Conventions typically draw higher room rates. This decrease in operating expenses as a percentage of hotel revenues resulted primarily from reduced direct departmental expenses as a percentage of hotel revenue, partially offset by an increase in payroll and benefit costs as a percentage of hotel revenue.

Promotional allowances increased to $21.9 million, or 13.5% of gross revenues, in 2005 compared to $20.2 million, or also 13.5% of gross revenues, in 2004. The dollar increase is attributable to continued efforts to generate additional revenues and reflects efforts to ensure that promotional costs are directed toward gaming guests.

Other revenues increased approximately 20.5% in 2005 to $4.7 million from $3.9 million in 2004. The overall increase includes a 1.6% increase in entertainment fun center revenue and a 10.5% increase in gift and sundries retail shops revenue. These increases were partially offset by an approximate $173,000 loss on disposition of assets recorded in 2004 as opposed to a $42,000 gain in 2005. Other expenses were approximately 28.6% of other revenues in 2005, a decrease from 34.5% in 2004.

Selling, general and administrative ("SG&A") expenses totaled $38.1 million, or 27.2% of net revenues, in 2005 compared to $35.0 million, or 27.0% of net revenues, in 2004. The slight increase in these expenses as a percentage of revenues reflects increased payroll and benefit costs, increased rental expense, increased energy costs and increased marketing and promotional expenditures.

Depreciation and amortization expense was $8.4 million in 2005, a decrease of 13.0% compared to $9.6 million in 2004. The decrease is due to the fact that previously capitalized assets have become fully depreciated. The Company, in its ordinary course of business and as part of its ongoing capital expenditures, intends to replace old and obsolete equipment with newer, more current equipment.

Interest expenses for 2005 totaled approximately $1.0 million, down 36.0% from $1.6 million in 2004, due to lower outstanding debt which was partially offset by slightly higher prevailing interest rates. There were no guarantee fees paid to our three principal stockholders in 2005, while we paid approximately $136,000 in 2004. The individuals who guaranteed the Company's Original Credit Facility (defined in "The Credit Facility" below) did not provide such guarantees for the New Credit Facility (also defined in "The Credit Facility" below) and, therefore, the Company will no longer be required to pay such fees in the future. At December 31, 2005, all of our interest-bearing debt was related to a reducing revolving credit facility with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at our option) plus a margin which fluctuates according to our ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") (see Note 5 to the Consolidated Financial Statements). An increase in interest rates could have a material effect on our financial results.

LIQUIDITY AND CAPITAL RESOURCES

We have historically funded our daily hotel and casino activities with net cash provided by operating activities. For the years 2006, 2005 and 2004, net cash provided by operating activities totaled $35.2 million, $31.0 million and $25.7 million, respectively. During each of the three years, net cash provided by operating activities was sufficient to fund our day-to-day operating expenses.

Net cash used in investing activities, which consisted of acquisitions of property and equipment, totaled $5.8 million, $6.1 million and $9.1 million in 2006, 2005 and 2004, respectively. Total capital expenditures, including amounts financed, were $5.8 million, $6.1 million and $9.7 million in 2006, 2005 and 2004, respectively.

Net cash used in financing activities, principally related to our ongoing paydown on our outstanding debt, totaled $5.4 million in 2006, $23.9 million in 2005 and $14.5 million in 2004.

COMMITMENTS AND CONTINGENCIES

Our contractual cash obligations as of December 31, 2006 and the next five years and thereafter are as follows:

Contractual Cash Obligations	Payments Due by Period				
	Total	less than 1 year	1 to 3 years	4 to 5 years	more than 5 years
Long-Term Debt	$ -	$ -	$ -	$ -	$ -
Operating Leases(1)	4,717,000	370,000	740,000	740,000	2,867,000
Purchase Obligations(2)	2,054,000	2,054,000	-	-	-
Total Contractual Cash Obligations	$6,771,000	$2,424,000	$740,000	$740,000	$2,867,000

(1) Operating leases include $370,000 per year in lease and common expense payments to the shopping center adjacent to the Atlantis (see Capital Spending and Development).

(2) Our open purchase order commitments total approximately $2.1 million. Of the total purchase order commitments, approximately $1.8 million are cancelable by the Company upon providing a 30-day notice.

On March 10, 2003, the Company announced a plan to repurchase up to 500,000 shares (adjusted for the 2 for 1 stock split effective March 31, 2005), or 2.6%, of the Company's common stock in open market transactions (the "First Plan"). During 2003, the Company purchased 360,000 shares (adjusted for the 2 for 1 stock split mentioned above) pursuant to the First Plan and made no subsequent purchases. On September 28, 2006, the Company's Board of Directors terminated the First Plan and authorized a second stock repurchase plan (the "Second Plan").

Under the Second Plan, the Board of Directors authorized a program to repurchase up to 1,000,000 shares of the Company's common stock in the open market or in privately negotiated transactions from time to time, in compliance with Rule 10b-18 of the Securities and Exchange Act of 1934, subject to market conditions, applicable legal requirements and other factors. The Second Plan does not obligate the Company to acquire any particular amount of common stock and the plan may be suspended at any time at the Company's discretion. As of December 31, 2006, the Company made no purchases pursuant to the Second Plan.

We expect to begin construction in the second quarter of 2007 on the next expansion phase of the Atlantis. New space to be added to the first floor casino level, the second and third floors and the basement level will total approximately 116,000 square feet. Once complete, the existing casino floor will be expanded by over 10,000 square feet, or approximately 20%. The first floor plans include a redesigned, updated and expanded race and sports book of approximately 4,000 square feet and an enlarged poker room. The plans also include a New York-style deli restaurant. The second floor expansion will create additional ballroom and convention space of approximately 27,000 square feet, doubling our existing facilities. The spa and fitness center will be remodeled and expanded to create an ultra-modern spa and fitness center facility. We are currently in negotiations to add a pedestrian skywalk over Peckham Street that will connect the Reno-Sparks Convention Center directly to the Atlantis. Upon completion of an agreement, construction is expected to take approximately twelve months and is expected to be funded entirely out of existing cash on hand plus cash flow from operations. Excluding the cost of the skywalk, the expansion is estimated to cost approximately $50 million. Final design plans, and the resultant cost estimate, of the skywalk have not been completed.

We believe that our existing cash balances, cash flow from operations, equipment financing, and borrowings available under the New Credit Facility will provide us with sufficient resources to fund our operations, meet our debt obligations, and fulfill our capital expenditure requirements; however, our operations are subject to financial, economic, competitive, regulatory, and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow, we could be required to adopt one or more alternatives, such as reducing, delaying or eliminating planned capital expenditures, selling assets, restructuring debt or obtaining additional equity capital.

THE CREDIT FACILITY

Until February 20, 2004, we had a reducing revolving term loan credit facility with a consortium of banks that was to expire on June 30, 2004, and in the original amount of $80 million but that had been reduced to $46 million at payoff (the "Original Credit Facility").

On February 20, 2004, the Original Credit Facility was refinanced (the "New Credit Facility") for $50 million, which included the $46 million payoff of the unpaid balance of the Original Credit Facility. At our option, borrowings under the New Credit Facility will accrue interest at a rate designated by the agent bank at its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by us will include a margin added to either the Base Rate or to LIBOR that is tied to our ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on our Leverage Ratio, this margin can vary between 0.25 percent and 1.25 percent above the Base Rate, and between 1.50 percent and 2.50 percent above LIBOR (under the Original Credit Facility, this margin varied between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR). At December 31, 2006, we had no borrowings under the New Credit Facility; however, our leverage ratio was such that the pricing for borrowings would have been the Base Rate plus 0.25 percent or LIBOR plus 1.50 percent.

Subject to our February 2007 decision to reduce the total borrowing availability to $5 million as described below, we may utilize proceeds from the New Credit Facility for working capital needs, general corporate purposes and for ongoing capital expenditure requirements at the Atlantis.

The New Credit Facility is secured by liens on substantially all of the real and personal property of the Atlantis, and is guaranteed by Monarch. The Original Credit Facility was guaranteed individually by certain controlling stockholders of the Company. These individuals were not required to provide any personal guarantees for the New Credit Facility and, therefore, going forward, we will no longer incur guarantee fee expenses.

The New Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of our assets and covenants restricting our ability to merge, transfer ownership of Monarch, incur additional indebtedness, encumber assets and make certain investments. The New Credit Facility also contains covenants requiring us to maintain certain financial ratios and contains provisions that restrict cash transfers between Monarch and its affiliates. The New Credit Facility also contains provisions requiring the achievement of certain financial ratios before we can repurchase our common stock. We do not consider the covenants to restrict our operations.

The maturity date of the New Credit Facility is February 23, 2009. Beginning June 30, 2004, the maximum principal available under the Credit Facility was to be reduced over five years by an aggregate of $30.875 million in equal increments of $1.625 million per quarter with the remaining balance due at the maturity date. We may prepay borrowings under the New Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period). Amounts prepaid under the New Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. At December 31, 2006, our available borrowings were $24.0 million. Effective February 2007, in consideration of our cash balance, cash expected to be generated from operations and to avoid agency and commitment fees, we elected to permanently reduce the available borrowings to $5 million. We may permanently reduce the maximum principal available under the New Credit Facility at any time so long as the amount of such reduction is at least $500,000 and a multiple of $50,000.

We paid various one-time fees and other loan costs upon the closing of the refinancing of the New Credit Facility that will be amortized over the term of the New Credit Facility using the straight-line method.

STOCKHOLDER GUARANTEE FEES

From December 29, 1997 until February 20, 2004, all of our bank debt was personally guaranteed by our three largest stockholders. Effective January 1, 2001 and until February 20, 2004, we compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt. We did not pay any stockholder guarantee fees for the twelve months ended December 31, 2006 or 2005. For the twelve months ended December 31, 2004, we recorded interest expense of approximately $136,000 for these guarantee fees. The individuals who guaranteed our bank debt were not required to guarantee the New Credit Facility, and, as a result, we will no longer incur these expenses.

SHORT-TERM DEBT

At December 31, 2006, we had no slot purchase contracts or other short-term debt outstanding.

STATEMENT ON FORWARD LOOKING INFORMATION

Certain information included herein contains statements that may be considered forward-looking, such as statements relating to projections of future results of operations or financial condition, expectations for our casino, and expectations of the continued availability of capital resources. Any forward-looking statement made by us necessarily is based upon a number of estimates and assumptions that, while considered reasonable by us, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and are subject to change. Actual results of our operations may vary materially from any forward-looking statement made by us or on our behalf. Forward-looking statements should not be regarded as representation by us or any other person that the forward-looking statements will be achieved. Undue reliance should not be placed on any forward-looking statements. Some of the contingencies and uncertainties to which any forward-looking statement contained herein are subject to include, but are not limited to, those set forth above under the heading "Risk Factors."

RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2006, the Financial Accounting Standards Board (FASB) issued SFAS 156, Accounting for Servicing of Financial Assets - an Amendment of SFAS 140. This Statement amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Adoption of this SFAS is required as of January 1, 2007. The Company does not expect that the adoption of SFAS 156 will have a significant impact on the Company's financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adoption FIN 48 will be recorded in retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the provisions of SFAS 157 to determine its impact, if any, on the Company's financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market risks and prices, such as interest rates, foreign currency exchange rates and commodity prices. We do not have any cash or cash equivalents as of December 31, 2006 that are subject to market risk.

As of December 31, 2006 we had no outstanding debt subject to market risk; however, we had variable interest rate debt in the amount of approximately $8.1 million as of December 31, 2005 and $32.4 million as of December 31, 2004, which was subject to market risk.

A one percent increase in interest rates would have resulted in an increase in interest expense of approximately $186,000 in 2005 and $397,000 in 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Monarch Casino & Resort, Inc.:

We have audited the accompanying consolidated balance sheets of Monarch Casino and Resort, Inc. and Subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth herein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 9, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Monarch Casino & Resort, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Monarch Casino & Resort, Inc. and Subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of the Company and our report dated March 9, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 9, 2007

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2006	2005	2004
Revenues			
Casino	$103,332,559	$94,501,028	$84,131,876
Food and beverage	41,037,321	38,564,365	37,333,977
Hotel	26,412,755	23,909,915	24,318,082
Other	4,878,840	4,690,105	3,892,669
Gross revenues	175,661,475	161,665,413	149,676,604
Less promotional allowances	(23,692,521)	(21,880,793)	(20,219,714)
Net revenues	151,968,954	139,784,620	129,456,890
Operating expenses			
Casino	34,134,518	31,990,758	30,513,391
Food and beverage	19,533,532	18,795,268	18,859,211
Hotel	8,383,382	7,696,576	7,858,616
Other	1,450,100	1,340,556	1,344,163
Selling, general and administrative	46,309,938	38,073,313	34,979,998
Gaming development costs	106,477	439,984	-
Depreciation and amortization	8,559,374	8,379,033	9,627,870
Total operating expenses	118,477,321	106,715,488	103,183,249
Income from operations	33,491,633	33,069,132	26,273,641
Other income (expense)			
Stockholder guarantee fee expense	-	-	(136,164)
Interest income	466,050	257	-
Interest expense	(97,722)	(1,013,377)	(1,448,125)
Total other income (expense)	368,328	(1,013,120)	(1,584,289)
Income before income taxes	33,859,961	32,056,012	24,689,352
Provision for income taxes	11,779,590	11,020,552	8,162,912
Net income	$ 22,080,371	$21,035,460	$16,526,440
Earnings per share of common stock			
Net income			
Basic	$ 1.16	$ 1.12	$ 0.88
Diluted	$ 1.15	$ 1.10	$ 0.88
Weighted average number of common shares and potential common shares outstanding:			
Basic	18,990,331	18,848,532	18,756,450
Diluted	19,274,847	19,093,777	18,814,686

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
ASSETS		
Current assets		
Cash	$ 36,985,187	$ 12,886,494
Receivables, net	3,268,970	3,559,602
Federal income tax refund receivable	-	286,760
Inventories	1,471,667	1,456,453
Prepaid expenses	2,833,126	2,401,619
Deferred income taxes	965,025	1,326,224
Total current assets	45,523,975	21,917,152
Property and equipment		
Land	10,339,530	10,339,530
Land improvements	3,166,107	3,166,107
Buildings	78,955,538	78,955,538
Building improvements	10,435,062	10,398,814
Furniture & equipment	72,708,061	67,393,755
Leasehold improvements	1,346,965	1,346,965
	176,951,263	171,600,709
Less accumulated depreciation and amortization	(84,325,578)	(76,117,346)
Net property and equipment	92,625,685	95,483,363
Other assets, net	231,247	269,524
Total assets	$ 138,380,907	$ 117,670,039

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31,	
Current liabilities	2006	2005
Accounts payable	8,590,669	7,335,630
Accrued expenses	9,878,851	8,722,221
Federal income taxes payable	16,457	-
Total current liabilities	18,485,977	16,057,851
Long-term debt, less current maturities	-	8,100,000
Deferred income taxes	4,248,614	5,953,193
Stockholders' equity		
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized; 19,072,550 shares issued; 19,065,968 outstanding at 12/31/06 18,879,310 outstanding at 12/31/05	190,726	190,726
Additional paid-in capital	23,205,045	17,882,827
Treasury stock, 6,582 shares at 12/31/06 193,240 shares at 12/31/05, at cost	(24,145)	(708,877)
Retained earnings	92,274,690	70,194,319
Total stockholders' equity	115,646,316	87,558,995
Total liabilities and stockholder's equity	$ 138,380,907	$ 117,670,039

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional			
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2004	18,680,656	$190,726	$ 17,337,272	$32,632,419	$(1,437,614)	$ 48,722,
Exercise of stock options	131,792		30,637		483,462	514,
Net income				16,526,440		16,526,
Balance, December 31, 2004	18,812,448	190,726	17,367,909	49,158,859	(954,152)	65,763,
Exercise of stock options, including related tax benefit	66,862		514,918		245,275	760,
Net income				21,035,460		21,035,
Balance, December 31, 2005	18,879,310	190,726	17,882,827	70,194,319	(708,877)	87,558,
Exercise of stock options, including related tax benefit	186,658		1,528,757		684,732	2,213,
Share based compensation expense			3,793,461			3,793,
Net income				22,080,371		22,080,
Balance, December 31, 2006	19,065,968	$190,726	$ 23,205,045	$92,274,690	$ (24,145)	$ 115,646,

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 22,080,371	$ 21,035,460	$ 16,526,440
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,559,374	8,379,033	9,627,870
Amortization of deferred loan costs	38,277	137,096	173,708
Share based compensation	3,273,708	-	-
Provision for bad debts	903,426	550,512	394,065
Loss (gain) on disposal of assets	55,115	(41,636)	172,893
Deferred income taxes	(1,343,380)	(766,817)	1,081,656
Changes in assets and liabilities			
Receivables, net	(326,034)	(943,183)	(272,331)
Inventories	(15,214)	(3,756)	(206,728)
Prepaid expenses	(431,507)	(55,377)	(111,469)
Other assets	-	-	(452,065)
Accounts payable	1,255,038	1,587,855	(2,660,112)
Accrued expenses	1,156,630	1,134,254	1,459,395
Federal income taxes payable	16,457	-	-
Net cash provided by operating activities	35,222,261	31,013,441	25,733,322
Cash flows from investing activities:			
Proceeds from sale of assets	38,280	41,636	38,954
Acquisition of property and equipment	(5,795,089)	(6,113,220)	(9,149,964)
Net cash used in investing activities	(5,756,809)	(6,071,584)	(9,111,010)
Cash flows from financing activities:			
Proceeds from exercise of stock options	2,213,489	429,859	265,747
Deferred tax asset write-off	(203,067)	-	-
Tax benefit of stock option exercise	722,819	-	-
Proceeds from long-term borrowings	-	3,000,000	49,460,304
Principal payments on long-term debt	(8,100,000)	(27,300,000)	(64,244,895)
Net cash used in financing activities	(5,366,759)	(23,870,141)	(14,518,844)
Net increase in cash	24,098,693	1,071,716	2,103,468
Cash at beginning of year	12,886,494	11,814,778	9,711,310
Cash at end of year	$ 36,985,187	$ 12,886,494	$ 11,814,778
Supplemental disclosure of cash flow information:			
Cash paid for interest.	$ 66,659	$ 973,314	$ 1,420,230
Cash paid for income taxes	$ 12,300,000	$ 11,250,000	$ 6,570,000
Supplemental schedule of non-cash investing and financing activities:			
The Company financed the purchase of property and equipment in the following amounts	$ -	$ -	$ 560,304

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Monarch Casino & Resort, Inc. ("Monarch"), a Nevada corporation, was incorporated in 1993. Monarch's wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), operates the Atlantis Casino Resort Spa (the "Atlantis"), a hotel/casino facility in Reno, Nevada. Unless stated otherwise, the "Company" refers collectively to Monarch and its Golden Road subsidiary.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

On March 16, 2005, the Company declared a 2 for 1 stock split effective March 31, 2005. As a result of the split, 9,536,275 additional shares were issued. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying the par value of the additional shares arising from the split from additional paid-in capital to common stock. All references in the financial statements and notes thereto to the number of shares and per share amounts reflect the stock split.

Use of Estimates

In preparing these financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the year. Actual results could differ from those estimates.

Self-insurance Reserves

The Company reviews self-insurance reserves at least quarterly. The amount of reserve is determined by reviewing the actual expenditures for the previous twelve-month period and reviewing reports prepared by the third party plan administrator for any significant unpaid claims. The reserve is accrued at an amount that approximates amounts needed to pay both reported and unreported claims as of the balance sheet date, which management believes are adequate.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Interest capitalization is ceased when the project is substantially complete. The Company did not record capitalized interest during the years ended December 31, 2006, 2005 and 2004.

Stockholder Guarantee Fees

All of the Company's bank debt was personally guaranteed by the Company's three largest stockholders since the inception of our original loan agreement on December 29, 1997. Effective January 1, 2001, until February 20, 2004, the Company compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt amount. For the year ended December 31, 2004 the

Company recorded interest expense of approximately $136,000 for these guarantee fees. The individuals who guaranteed our Original Credit Facility were not required to do so for the New Credit Facility (as defined in NOTE 5. – LONG-TERM DEBT). Therefore, the Company no longer incurs such guarantee fee expenses.

Inventories

Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements	15-40 years
Buildings	30-40 years
Building improvements	15-40 years
Furniture	5-10 years
Equipment	5-20 years

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," the Company evaluates the carrying value of its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable from related future undiscounted cash flows. Indicators which could trigger an impairment review include legal and regulatory factors, market conditions and operational performance. Any resulting impairment loss, measured as the difference between the carrying amount and the fair value of the assets, could have a material adverse impact on the Company's financial condition and results of operations.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on slot participation fees, progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

Our frequent player program, Club Paradise, allows members, through the frequency of their play at our casino, to earn and accumulate points which may be redeemed for a variety of goods and services at our Atlantis Casino Resort Spa. Points may be applied toward room stays at our hotel, food and beverage consumption at any of our food outlets, gift shop items as well as goods and services at our spa and beauty salon. Points earned may also be applied toward off-property events such as concerts, shows and sporting events. Points may not be redeemed for cash.

Awards under our frequent player program are recognized as promotional expenses at the time of redemption.

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses as follows:

	Years ended December 31,		
	2006	2005	2004
Food and beverage	$11,706,382	$11,363,365	$10,393,036
Hotel	2,004,909	1,820,435	1,692,539
Other	504,945	436,430	402,496
	$14,216,236	$13,620,230	$12,488,071

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense, which is included in selling, general & administrative expense, was $3,533,057, $3,321,653 and $3,455,130 for 2006, 2005 and 2004, respectively.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred income taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Allowance for Doubtful Accounts

The Company extends short-term credit to its gaming customers. Such credit is non-interest bearing and due on demand. In addition, the Company also has receivables due from hotel guests which are primarily secured with a credit card at the time a customer checks in. An allowance for doubtful accounts is set up for all Company receivables based upon the Company's historical collection and write-off experience, unless situations warrant a specific identification of a necessary reserve related to certain receivables. The Company charges off its uncollectible receivables once all efforts have been made to collect such receivables. The book value of receivables approximates fair value due to the short-term nature of the receivables.

Stock Based Compensation

The Company maintains three stock option plans, which are described more fully in Note 7. Prior to January 1, 2006, the Company accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its plans. For the years ended December 31, 2005 and 2004, no stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Effective January 1, 2006, the Company adopted the fair value recognitions provisions of FASB Statement 123(R), Share-Based Payment, using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

As a result of adopting Statement 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended January 31, 2006 are $3.3 million and $2.2 lower, respectively, than if it had continued to account for share based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $1.28 and $1.26, respectively, if the Company had not adopted Statement 123(R), compared to reported basic and diluted earnings per share of $1.16 and $1.15, respectively.

Prior to the adoption of Statement 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Statement 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $722,819 excess tax benefit for the year ended December 31, 2006 classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted Statement 123(R).

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented. If the Company had elected to recognize compensation cost on the fair market value at the grant dates for awards under the stock option plans, consistent with the method prescribed by Statement 123, net income and income per share for the years ended December 31, 2005 and 2004 would have been changed to the pro forma amounts indicated below:

	Year ended December 31,	
	2005	2004
Net income, as reported	$21,035,460	$16,526,440
Stock based employee compensation expensed determined under the fair value based method for all awards, net of related tax effects	(1,113,398)	(45,264)
Pro forma net income	$19,922,062	$16,481,176
Basic earnings per share		
As reported	$ 1.12	$ 0.88
Pro forma	$ 1.06	$ 0.88
Diluted earnings per share		
As reported	$ 1.10	$ 0.88
Pro forma	$ 1.04	$ 0.88

Earnings Per Share

The Company reports "basic" earnings per share and "diluted" earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing reported net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect the additional dilution for all potentially dilutive securities such as stock options.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations (shares in thousands):

	Years ended December 31,					
	2006		2005		2004	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Net income						
Basic	18,990	$ 1.16	18,849	$ 1.12	18,756	$ 0.88
Effect of dilutive stock options	285	(0.01)	245	(0.02)	59	-
Diluted	19,275	$ 1.15	19,094	$ 1.10	18,815	$ 0.88

The following options were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and their inclusion would be antidilutive:

	Years ended December 31,		
	2006	2005	2004
Options to purchase shares of common stock (in thousands)	122	35	812
Exercise prices	$25.89-$28.25	$19.98-$21.46	$11.69-$17.20
Expiration dates (mo./yr.)	5/16-6/16	4/15-11/15	10/14-11/14

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments." The estimated fair value of the Company's financial instruments has been determined by the Company, using available market information and valuation methodologies. However, considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

The fair value of long-term debt approximates fair value based on the current borrowing rates offered to the Company for debt of the same remaining maturities.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of bank deposits and trade receivables. The Company maintains its cash in bank, and certificates of deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company believes it is not exposed to any significant credit risk on cash and accounts receivable.

Certain Risks and Uncertainties

A significant portion of the Company's revenues and operating income are generated from patrons who are residents of northern California. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect the Company's operating results. The constitutional amendment approved by California voters in 1999 allowing the expansion of Indian casinos in California has had an impact on casino revenues in Nevada in general, and many analysts have continued to predict the impact will be more significant on the Reno-Lake Tahoe market. The extent of this continued impact is difficult to predict, but we believe that the impact on us will continue to be mitigated to some extent due to the Atlantis' emphasis on Reno area residents as a significant base of its business, as well as its proximity to the Reno-Sparks Convention Center. However, if other Reno area casinos continue to suffer business losses due to increased pressure from California Indian casinos, they may intensify their marketing efforts to Reno-area residents as well. However, we believe our numerous amenities such as a wide array of restaurants, a video arcade, banquet facilities and surface parking are a key factor in our ability to attract Locals which competitor facilities will not easily be able to match without major capital expenditures.

Certain experienced Nevada gaming operators have agreements to build and manage Indian casino facilities near San Francisco, one of Reno's key feeder markets. One major facility near Sacramento has been operating since June 2003 and has been very successful, adversely impacting many hotel casinos in Reno. Once these facilities receive all the required permits and are built, they could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevada mountain passes is hampered.

We also believe that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key non-Reno marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on our business.

In June 2004, five California Indian tribes signed compacts with the state that allows the tribes to increase the number of slot machines beyond the previous 2,000-per-tribe limit in exchange for higher fees from each of the five tribes. The State of California hopes to sign similar compacts with more Indian tribes.

In addition, the Company relies on non-conventioneer visitors partially comprised of individuals flying into the Reno area. The "War on Terrorism," combined with the ongoing situation in Iraq and the threat of further terrorist attacks could have an adverse effect on the Company's revenues from this segment. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility including the ongoing situation in Iraq, have created economic and political uncertainties that could materially adversely affect our business, results of operations, and financial condition in ways we cannot predict.

A change in regulations on land use requirements with regard to development of new hotel casinos in the proximity of the Atlantis could have an adverse impact on our business, results of operations, and financial condition.

Impact of Recently Issued Accounting Standards

In March 2006, the Financial Accounting Standards Board (FASB) issued SFAS 156, Accounting for Servicing of Financial Assets - an Amendment of SFAS 140. This Statement amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Adoption of this SFAS is required as of January 1, 2007. The Company does not expect that the adoption of SFAS 156 will have a significant impact on the Company's financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adoption FIN 48 will be recorded in retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the provisions of SFAS 157 to determine its impact, if any, on the Company's financial position and results of operations.

NOTE 2. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	
	2006	2005
Casino	$ 3,338,227	$ 3,390,539
Hotel	1,019,019	749,578
Other	165,021	501,232
	4,522,267	4,641,349
Less allowance for doubtful accounts	(1,253,297)	(1,081,747)
	$ 3,268,970	$ 3,559,602

The Company recorded bad debt expense of $903,426, $550,512 and $394,065 in 2006, 2005 and 2004, respectively.

NOTE 3. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	
	2006	2005
Accrued salaries, wages and related benefits	$4,714,956	$4,365,618
Progressive slot machine and other gaming accruals	2,539,657	2,286,389
Accrued gaming taxes	660,478	527,996
Accrued interest	25,534	32,749
Other accrued liabilities	1,938,226	1,509,469
	$9,878,851	$8,722,221

NOTE 4. LEASE COMMITMENTS

The Company leases certain furniture and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

In 2004, a driveway was constructed that is being shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center that is owned and controlled by affiliates of the Company's principal stockholders (the "Shopping Center"). A new traffic signal was erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, the Company is leasing a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000, subject to increase every 60 months based on the Consumer Price Index. The Company is also using part of the common area of the Shopping Center and pays its proportional share of the common area expense of the Shopping Center. The Company has the option to renew the lease for 3 five-year terms, and at the end of the extension period, the Company has the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI appraisal. The Company uses the leased space for pedestrian and vehicle access to the Atlantis, and the Company has use of a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; the Company was responsible for two thirds of the total cost, or $1.35 million. The project was completed, the driveway was put into use and the Company began paying rent on September 30, 2004. The cost of the new driveway is being depreciated over the initial 15-year lease term; some components of the new driveway are being depreciated over a shorter period of time.

The Company accounts for its rental expense using the straight-line method over the original lease term. Rental increases based on the change in the CPI are contingent and accounted for prospectively.

Following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2006:

	Operating Leases
Year ending December 31,	
2007	$ 370,000
2008	370,000
2009	370,000
2010	370,000
2011	370,000
Thereafter	2,867,000
Total minimum lease payments	$4,717,000

Rental expense for operating leases amounted to $9,085, $79,383 and $175,596 in 2006, 2005 and 2004, respectively, as reported in selling, general and administrative expenses in the statements of income.

NOTE 5. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2006	2005
Amounts outstanding under bank reducing revolving credit facility (the "New Credit Facility"), collateralized by substantially all property and equipment of Golden Road and guaranteed by Monarch, with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at the Company's option) plus a margin which fluctuates according to the Company's ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The weighted average interest rate was approximately 6.09% at December 31, 2005 (see "The Credit Facility" below	$ -	$ 8,100,000
Less current maturities	-	-
	$ -	$ 8,100,000

THE CREDIT FACILITY

Until February 20, 2004, the Company had a reducing revolving term loan credit facility with a consortium of banks that was to expire on June 30, 2004, and in the original amount of $80 million but that had been reduced to $46 million at payoff (the "Original Credit Facility").

On February 20, 2004, the Original Credit Facility was refinanced (the "New Credit Facility") for $50 million, which included the $46 million payoff of the unpaid balance of the Original Credit Facility. At the Company's option, borrowings under the New Credit Facility accrue interest at a rate designated by the agent bank at its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by the Company will include a margin added to either the Base Rate or to LIBOR that is tied to our ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on our Leverage Ratio, this margin can vary between 0.25 percent and 1.25 percent above the Base Rate, and between 1.50 percent and 2.50 percent above LIBOR (under the Original Credit Facility, this margin varied between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR). At December 31, 2006, the Company had no borrowings under the New Credit Facility; however, its leverage ratio was such that the pricing for borrowings would have been the Base Rate plus 0.25 percent or LIBOR plus 1.50 percent.

Subject to the Company's February 2007 decision to reduce the total borrowings available to $5 million as described below, the Company may utilize proceeds from the New Credit Facility for working capital needs, general corporate purposes and for ongoing capital expenditure requirements at the Atlantis.

The New Credit Facility is secured by liens on substantially all of the real and personal property of the Atlantis, and is guaranteed by Monarch. The Original Credit Facility was guaranteed individually by certain controlling stockholders of the Company. These individuals were not required to provide any personal guarantees for the New Credit Facility and, therefore, going forward, the Company will no longer incur guarantee fee expenses.

The New Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of Company assets and covenants restricting the Company's ability to merge, transfer ownership of Monarch, incur additional indebtedness, encumber assets and make certain investments. The New Credit Facility also contains covenants requiring the Company to maintain certain financial ratios and contains provisions that restrict cash transfers between Monarch and its affiliates. The New Credit Facility also contains provisions requiring the achievement of certain financial ratios before the Company can repurchase its common stock. Management does not consider the covenants to restrict operations.

The maturity date of the New Credit Facility is February 23, 2009. Beginning June 30, 2004, the maximum principal available under the Credit Facility was to be reduced over five years by an aggregate of $30.875 million in equal increments of $1.625 million per quarter with the remaining balance due at the maturity date. The Company may prepay borrowings under the New Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period). Amounts prepaid under the New Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. At December 31, 2006, available borrowings under the New Credit Facility were $24.0 million. Effective February 2007, in consideration of the Company's cash balance, cash expected to be generated from operations and to avoid agency and commitment fees, the Company elected to permanently reduce the available borrowings to $5 million. The Company may permanently reduce the maximum principal available under the New Credit Facility at any time so long as the amount of such reduction is at least $500,000 and a multiple of $50,000. The Company paid various one-time fees and other loan costs upon the closing of the refinancing of the New Credit Facility that will be amortized over the term of the New Credit Facility using the straight-line method.

NOTE 6. INCOME TAXES

Income tax provision (benefit) from continuing operations consists of the following:

	Years ended December 31,		
	2006	2005	2004
Current provision	$13,157,285	$11,834,750	$7,081,256
Deferred provision (benefit)	(1,377,695)	(814,198)	1,081,656
	$11,779,590	$11,020,552	$8,162,912

Income tax benefits were recognized through stockholders' equity of $519,751, $330,333 and $248,353 during the years of 2006, 2005 and 2004, respectively, as compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes.

The difference between the Company's provision for federal income taxes as presented in the accompanying Consolidated Statements of Income, and the provision for income taxes computed at the statutory rate is comprised of the items shown in the following table as a percentage of pre-tax earnings.

	Years ended December 31,		
	2006	2005	2004
Income tax at the statutory rate	35.0%	35.0%	35.0%
Non-deductible expenses and other	-	-	(1.1)%
Tax credits	(0.2)%	(0.6)%	(0.8)%
	34.8%	34.4%	33.1%

The components of the deferred income tax assets and liabilities at December 31, 2006 and 2005, as presented in the Consolidated Balance Sheets, are as follows:

	2006	2005
DEFERRED TAX ASSETS		
Share based compensation	$ 659,231	$ -
Compensation and benefits	393,087	412,354
Bad debt reserves	438,654	378,611
Accrued gaming liabilities	353,360	341,435
Accrued interest	8,937	11,462
Accrued other	199,499	182,362
Deferred income tax asset	$ 2,052,768	$ 1,326,224
DEFERRED TAX LIABILITIES		
Impairment of assets	$ (72,260)	$ (72,260)
Depreciation	(4,749,378)	(5,390,693)
Land basis	(285,706)	(285,706)
Real estate taxes	(229,013)	(204,534)
Deferred income tax liability	$(5,336,357)	$(5,953,193)
NET DEFERRED INCOME TAX LIABILITY	$(3,283,589)	$(4,626,969)

NOTE 7. BENEFIT PLANS

Savings Plan - Effective November 1, 1995, the Company adopted a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than statutory limits. For years earlier than 2007, the Company contributed twenty five cents for each dollar contributed by a participant, with a maximum contribution of 4% of a participant's compensation. Effective January 1, 2007, the Company increased its contribution to fifty cents for each dollar contributed by a participant. The Company's matching contributions were approximately $59,774, $46,504, and $44,947, and in 2006, 2005 and 2004, respectively.

NOTE 8. SHARE-BASED COMPENSATION

The Company's three stock option plans, consisting of the Directors' Stock Option Plan, the Executive Long-term Incentive Plan, and the Employee Stock Option Plan (the "Plans"), which collectively provide for the granting of options to purchase up to 2,250,000 common shares. The exercise price of stock options granted under the Plans is established by the respective plan committees, but the exercise price may not be less than the market price of the Company's common stock on the date the option is granted. The Company stock options typically vest on a graded schedule, typically in equal, one-third increments, although the respective stock option committees have the discretion to impose different vesting periods or modify existing vesting periods. Options expire ten years from the grant date. By their amended terms, the Plans will expire in June 2013 after which no options may be granted.

A summary of the current year stock option activity as of and for the twelve months ended December 31, 2006 is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of period	1,117,558	$13.25	-	-
Granted	330,299	23.75	-	-
Exercised	(186,658)	11.89	-	-
Forfeited	(140,000)	13.91	-	-
Expired	-	-	-	-
Outstanding at end of period	1,121,199	$16.49	8.5 yrs.	$8,283,614
Exercisable at end of period	346,869	$10.85	6.4 yrs.	$3,839,591

A summary of the status of the Company's nonvested shares as of December 31, 2006, and changes during the year and changes during the year ended December 31, 2006, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2006	883,993	$13.27
Granted	330,299	23.75
Vested	(299,962)	12.92
Forfeited	(140,000)	13.91
Nonvested at December 31, 2006	774,330	$18.14

Expense Measurement and Recognition

On January 1, 2006, the Company adopted the provisions of SFAS 123R requiring the measurement and recognition of all share-based compensation under the fair value method. The Company implemented SFAS 123R using the modified prospective transition method. Accordingly, for the year ended December 31, 2006, the Company recognized share-based compensation for all current award grants and for the unvested portion of previous award grants based on grant date fair values. Prior to fiscal 2006, the Company accounted for share-based awards under the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, but applied APB No. 25 and related interpretations in accounting for the Plans, which resulted in pro-forma compensation expense only for stock option awards. Prior period financial statements have not been adjusted to reflect fair value share-based compensation expense under SFAS 123R. See additional discussion at NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. With the adoption of SFAS 123R, we changed our method of expense attribution for fair value share-based compensation from the straight-line approach to the accelerated approach for all awards granted. The Company anticipates the accelerated method will provide a more meaningful measure of costs incurred and be most representative of the economic reality associated with unvested stock options outstanding. Unrecognized costs related to all share-based awards outstanding at December 31, 2006 totaled approximately $4.5 million and is expected to be recognized over a weighted average period of 1.58 years.

The Company uses historical data and projections to estimate expected employee, executive and director behaviors related to option exercises and forfeitures.

The Company estimates the fair value of each stock option award on the grant date using the Black-Scholes valuation model incorporating the assumptions noted in the following table. Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimate. Option valuation assumptions for options granted during each year were as follows:

	Years ended December 31,		
	2006	2005	2004
Expected volatility	38.0%	46.7%	45.5%
Expected dividends	-	-	-
Expected life (in years)			
Directors' Plan	2.5	6.2	4.7
Executive Plan	6.9	9.0	9.0
Employee Plan	2.9	5.5	5.0
Weighted average risk free rate	4.6%	4.0%	3.8%
Weighted average grant date fair value per share of options granted	$ 10.64	$ 9.19	$ 5.26
Total intrinsic value of options exercised	$2,238,390	$1,081,274	$2,457,211
Cash received for all stock option exercises	$2,213,489	$ 429,859	$ 265,747
Tax benefit realized for tax return deductions	$ 519,752	$ 330,333	$ 248,353

The risk-free interest rate is based on the U.S. treasury security rate in effect as of the date of grant. The expected lives of options are based on historical data of the Company. In 2006, the Company determined that an implied volatility is more reflective of market conditions and a better indicator of expected volatility.

Reported stock based compensation expense was classified as follows:

	For the year ended December 31, 2006
Casino	$ 59,685
Food & beverage	51,673
Hotel	47,233
Selling, general & administrative	3,115,117
Total stock-based compensation, before taxes	3,273,708
Tax benefit	(1,145,797)
Total stock-based compensation, net of tax	$ 2,127,911

NOTE 9. COMMITMENTS AND CONTINGENCIES

Self Insurance - The Company is self-insured for health care claims for eligible active employees. Benefit plan administrators assist the Company in determining its liability for self-insured claims, and such claims are not discounted. The Company is also self-insured for workers' compensation. Both plans limit the Company's maximum liability under stop-loss agreements with insurance companies. The maximum liability for health care claims under the stop-loss agreement is $85,000 per claim. The maximum liability for workers' compensation under the stop-loss agreement is $500,000 per claim.

On March 10, 2003, the Company announced a plan to repurchase up to 500,000 shares (adjusted for the 2 for 1 stock split effective March 31, 2005), or 2.6%, of the Company's common stock in open market transactions (the "First Plan"). During 2003, the Company purchased 360,000 shares (adjusted for the 2 for 1 stock split mentioned above) pursuant to the First Plan and made no subsequent purchases. On September 28, 2006, the Company's Board of Directors terminated the First Plan and authorized a second stock repurchase plan (the "Second Plan").

Under the Second Plan, the Board of Directors authorized a program to repurchase up to 1,000,000 shares of the Company's common stock in the open market or in privately negotiated transactions from time to time, in compliance with Rule 10b-18 of the Securities and Exchange Act of 1934, subject to market conditions, applicable legal requirements and other factors. The Second Plan does not obligate the Company to acquire any particular amount of common stock and the plan may be suspended at any time at the Company's discretion. As of December 31, 2006, the Company made no purchases pursuant to the Second Plan.

As previously disclosed, litigation was filed against Monarch on January 27, 2006, by Kerzner International Limited (" Kerzner ") owner of the Atlantis, Paradise Island, Bahamas in the United States District Court, District of Nevada. The case number assigned to the matter is 3:06-cv-00232-ECR (RAM). The complaint seeks declaratory judgment prohibiting Monarch from using the name "Atlantis" in connection with offering casino services other than at Monarch's Atlantis Casino Resort Spa located in Reno, Nevada, and particularly prohibiting Monarch from using the "Atlantis" name in connection with offering casino services in Las Vegas, Nevada; injunctive relief enforcing the same; unspecified compensatory and punitive damages; and other relief. Monarch believes Kerzner's claims to be entirely without merit and is defending vigorously against the suit. Further, Monarch has filed a counterclaim against Kerzner seeking to enforce the license agreement granting Monarch the exclusive right to use the Atlantis name in association with lodging throughout the state of Nevada; to cancel Kerzner's registration of the Atlantis mark for casino services on the basis that the mark was fraudulently obtained by Kerzner; and to obtain declaratory relief on these issues. Litigation is in the discovery phase.

The Company expects to begin construction in the second quarter of 2007 on the next expansion phase of the Atlantis. New space to be added to the first floor casino level, the second and third floors and the basement level will total approximately 116,000 square feet. Once complete, the existing casino floor will be expanded by over 10,000 square feet, or approximately 20%. The first floor plans include a redesigned, updated and expanded race and sports book of approximately 4,000 square feet and an enlarged poker room. The plans also include a New York-style deli restaurant. The second floor expansion will create additional ballroom and convention space of approximately 27,000 square feet, doubling the existing facilities. The spa and fitness center will be remodeled and expanded to create an ultra-modern spa and fitness center facility. The Company is currently in negotiations to add a pedestrian skywalk over Peckham Street that will connect the Reno-Sparks Convention Center directly to the Atlantis. Upon completion of an agreement, construction is expected to take approximately twelve months and is expected to be funded entirely out of existing cash on hand plus cash flow from operations. Excluding the cost of the skywalk, the expansion is estimated to cost approximately $50 million. Final design plans, and the resultant cost estimate, of the skywalk have not been completed.

The Company is a defendant in various pending legal proceedings. In the opinion of management, all pending claims in such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position, cash flows or results of operations.

NOTE 10. RELATED PARTY TRANSACTIONS

On July 26, 2006, the Company submitted a formal offer to Biggest Little Investments, L.P. ("BLI"), formulated and delivered by a committee comprised of the Company's independent directors (the "Committee"), to purchase the 18.95 acre shopping center (the "Shopping Center") adjacent to the Atlantis Casino Resort Spa. On October 16, 2006, the Committee received a letter from counsel to BLI advising the Company that BLI, through its general partner, Maxum, L.L.C., had "decided that such offer is not in the best interest of the Partnership's limited partners and, therefore, will not be entering into negotiations with Monarch." The Board of Directors continues to consider expansion alternatives.

John Farahi, Bob Farahi and Ben Farahi, beneficially own a controlling interest in BLI through their beneficial ownership interest in Western Real Estate Investments, LLC. John Farahi is Co-Chairman of the Board, Chief Executive Officer, Chief Operating Officer and a Director of Monarch. Bob Farahi is Co-Chairman of the Board, President, Interim Treasurer, Interim Secretary and a Director of Monarch. Ben Farahi formerly was the Co-Chairman of the Board, Secretary, Treasurer, Chief Financial Officer and a Director of Monarch. Monarch's board of directors accepted Ben Farahi's resignation from these positions on May 23, 2006.

The Company currently rents various spaces totaling approximately 13,000 square feet in the Shopping Center which it uses as office and storage space and paid rent of approximately $95,520 plus common area expenses in 2006. The Company paid rent of approximately $85,730 and $67,200 plus common area expenses in 2005 and 2004, respectively.

In addition, a driveway that is being shared between the Atlantis and the Shopping Center was completed on September 30, 2004. As part of this project, in January 2004, the Company leased a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000, subject to increase every 60 months based on the Consumer Price Index. The Company began paying rent to the Shopping Center on September 30, 2004. The Company also uses part of the common area of the Shopping Center and pays its proportional share of the common area expense of the Shopping Center. The Company has the option to renew the lease for 3 five-year terms, and at the end of the extension periods, the Company has the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI Appraisal. The leased space is being used by the Company for pedestrian and vehicle access to the Atlantis, and the Company may use a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; the Company was responsible for two thirds of the total cost, or $1.35 million. The Company paid approximately $300,000 plus common area charges in 2006 and $300,000 and $75,800 plus common area charges in 2005 and 2004, respectively, for its leased driveway space at the Shopping Center.

The Company is currently leasing sign space from the Shopping Center. The lease took effect in March 2005 for a monthly cost of $1. The lease was renewed for another year with a monthly lease of $1,000 effective January 1, 2006. The Company paid $12,000 for the twelve months ended December 31, 2006 and did not make any payments during 2005.

On September 23, 2003, the Company entered into an option agreement with an affiliate of its principal stockholders to purchase property in South Reno for development of a new hotel casino. Through the property owner, the Company filed an application with the City of Reno for both master plan and zoning changes for 13 acres of the property. On January 20, 2005, the City of Reno Planning Commission approved the application for zoning change on the property; the Reno City Council would next have to approve the application. On April 13, 2005, the Reno City Council rejected the application for master plan and zoning change. As a result of the City Council's decision, the Company expensed in 2005 a charge of approximately $289,000 in gaming development costs related to the potential new hotel casino. The option agreement was set to expire on September 15, 2005 and the Company's Board of Directors voted to let the agreement expire on such date without exercising the option to purchase.

The Company is currently leasing billboard advertising space from affiliates of its principal stockholders for a total cost of $42,000 in 2006, $31,500 in 2005 and $53,000 in 2004.

The Company is currently renting office and storage space from a company affiliated with Monarch's principal stockholders and paid rent of approximately $26,000 in 2006, $28,000 in 2005 and $27,900 in 2004. Effective December 2006, Monarch's principal stockholders sold this building and the Company continues to rent space from the new owner who is not a related party to Monarch.

NOTE 11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2006				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net revenues	$35,605,134	$37,622,776	$41,748,378	$36,992,666	$151,968,954
Operating expenses	28,253,119	30,334,617	30,547,067	29,342,518	118,477,321
Income from operations	7,352,016	7,288,159	11,201,310	7,650,148	33,491,633
Net income	4,768,098	4,822,232	7,371,041	5,119,000	22,080,371
Income per share of common stock					
Basic	$ 0.25	$ 0.25	$ 0.39	$ 0.27	$ 1.16
Diluted	$ 0.25	$ 0.25	$ 0.38	$ 0.27	$ 1.15

	2005				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net revenues	$31,562,702	$34,982,387	$38,347,892	$34,891,896	$139,784,877
Operating expenses	25,373,622	26,746,318	27,197,049	27,398,499	106,715,488
Income from operations	6,189,080	8,236,069	11,150,843	7,493,397	33,069,389
Net income	3,853,706	5,194,106	7,087,214	4,900,434	21,035,460
Income per share of common stock					
Basic	$ 0.20	$ 0.28	$ 0.38	$ 0.26	$ 1.12
Diluted	$ 0.20	$ 0.27	$ 0.37	$ 0.26	$ 1.10

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, (the "Evaluation Date"), an evaluation was carried out by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined by Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to our internal control over financial reporting (as defined by Rule 13a-15(e) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 37.



MONARCH CASINO & RESORT, INC.

3800 S. Virginia Street • Reno, Nevada 89502 • (775) 335-4600 • Fax (775) 332-9171

DIRECTORS AND OFFICERS

Board of Directors

John Farahi
Co-Chairman of the Board and Chief Executive Officer

Bob Farahi
Co-Chairman of the Board, President and Secretary

Craig F. Sullivan
President, Sullivan & Associates
Las Vegas, Nevada

Ronald R. Zideck
Retired Managing Partner, Grant Thornton LLP
Reno, Nevada

Charles W. Scharer
Retired President & CEO, Harveys Casino Resorts
Stateline, Nevada

Executive Officers

John Farahi
Co-Chairman of the Board and Chief Executive Officer

Bob Farahi
Co-Chairman of the Board, President and Secretary

Ronald Rowan
Chief Financial Officer and Treasurer

STOCKHOLDER/CORPORATE INFORMATION

Monarch Casino & Resort, Inc. common stock is traded on the Nasdaq Stock Market under the symbol MCRI.

The Annual Meeting of Stockholders of Monarch Casino & Resort, Inc. will be held Tuesday, May 22, 2007, at 10:00 a.m. local time at the Atlantis Casino Resort, 3800 South Virginia Street, Reno, Nevada 89502.

Transfer Agent

American Stock Transfer and Trust Company
40 Wall Street, New York, New York 10005

Stockholder address changes and inquiries regarding stock certificates should be directed to:
American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

Corporate Counsel

Kummer Kaempfer Bonner Renshaw & Ferrario
Reno & Las Vegas, Nevada

Subsidiary

Golden Road Motor Inn, Inc.

Investor Relations

Ronald Rowan, Chief Financial Officer and Treasurer
3800 South Virginia Street
Reno, Nevada 89052
(775) 335-4600

Websites

www.monarchcasino.com
www.atlantiscasino.com

NOTES:

Reno Statistics & Facts


POPULATION
257,120
341,935
409,085
1990
2000
2006

Nevada State Demographer


2006
MEDIUM
HOME PRICE
$317,400
$347,200
$584,800
$736,800
Las Vegas
Reno
Los Angeles
San Francisco

National Association of Realtors


2006 UNEMPLOYMENT RATES
3.9%
4.0%
4.6%
Reno
Las Vegas
U.S.

Bureau of Labor Statistics


2005
PER CAPITA
INCOME
$34,890
$36,048
$40,898
Las Vegas
United States
Reno

U.S. Department of Commerce

People Are Moving To Reno Because

1) Ranked first in the list of "best cities to do business." - *Inc. Magazine*
2) Ranked second "best adventure town" and third "best place to live overall" - *Men's Journal Magazine*
3) Nevada ranked second best state in which to do business. - *Chief Executive Magazine*

END